U.S. Securities and Exchange Commission
Washington, D.C. 20549

04052369

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

RECD S.E.C.
DEC 27 2004
1086

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

For 12/23/04
Current Report on Form 8-K 2004-SL4
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-117232
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of December 2004.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: ____________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2004, that the information set forth in this statement is true and complete.

By: ____________________
(Name)
(Title)

PROCESSED
DEC 29 2004
THOMSON FINANCIAL

GMAC RFC

REVISED New Issue Computational Materials

(Part I of II)

Seasoned Mortgage Loan New Issue

$224,805,675 (Approximate)

Mortgage-Backed Pass-Through Certificates, Series 2004-SL4

RAMP Series 2004-SL4 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

December 7, 2004

Expected Timing:	Pricing Date:	On or about December [10], 2004
	Settlement Date:	On or about January [4], 2005
	First Payment Date:	January 25, 2005
Structure:	$224,805,675 million senior/subordinate [shifting interest structure]	
Structural Cut-off Date:	November 1, 2004	
Cut-off Date:	December 1, 2004	

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

GMAC RFC

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RAMP Series 2004-SL4 Trust Structure Summary

December 7, 2004

$224,805,675 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates (1), (2)

Class	Amount ($)	Ratings (S&P / Fitch)	Designations	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos.) to Call / # of Mos.	Expected Maturity to Call	Final Scheduled Maturity	Anticipated Initial Subordination	Related Loan Group(s)
A-I	46,783,000	AAA/AAA	Sr/Variable/Pass Through	6.46091% (4)	40% CPR	30/360	1.48	1-99 / 99	March-2013	Jun-2018	2.30%	I
A-II	26,229,000	AAA/AAA	Sr/Fixed/Pass Through	6.00000%	40% CPR	30/360	1.77	1-99 / 99	March-2013	Aug-2032	2.30%	II
A-III	66,264,000	AAA/AAA	Sr/Fixed/Pass Through	6.50000%	40% CPR	30/360	1.76	1-99 / 99	March-2013	Aug-2032	2.30%	III
A-IV	42,746,000	AAA/AAA	Sr/Fixed/Pass Through	7.00000%	40% CPR	30/360	1.76	1-99 / 99	March-2013	Jun-2032	2.30%	IV
A-V	38,236,000	AAA/AAA	Sr/Fixed/Pass Through	7.50000%	40% CPR	30/360	1.77	1-99 / 99	March-2013	Jun-2032	2.30%	V
A-IO	8,170,576 (3)	AAA/AAA	Sr/Interest Only/ Fixed	7.00000%	40% CPR	30/360	1.89	--		Aug-2032	2.30%	II, III, IV, V
A-PO	34,775	AAA/AAA	Sr/Principal Only	--	40% CPR	30/360	1.87	--		Apr-2031	2.30%	II, III, IV, V
R-I	50	AAA/AAA	Sr/Residual/ Fixed	6.00000%	40% CPR	30/360	--	1-1 / 1	January 2005	--	2.30%	II
R-II	50	AAA/AAA	Sr/Residual/ Fixed	6.00000%	40% CPR	30/360	--	1-1 / 1	January 2005	--	2.30%	II
M-1	3,723,700	AA/NA	Mezz/Variable	6.70273%((5)	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.65%	I, II, III, IV, V
M-2	563,700	A/NA	Mezz/Variable	6.70273% (5)	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.40%	I, II, III, IV, V
M-3	225,400	BBB/NA	Mezz/Variable	6.70273% (5)	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.30%	I, II, III, IV, V
Total	224,805,675											
NON-OFFERED CERTIFICATES												
B-1	112,700	BB/NA	Subordinate/Variable	6.70273% (5)	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.25%	I, II, III, IV, V
B-2	225,400	B/NA	Subordinate/Variable	6.70273% (5)	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.15%	I, II, III, IV, V
B-3	338,513	NR/NA	Subordinate/Variable	6.70273% (5)	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.00%	I, II, III, IV, V

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to a 1% optional termination.

(3) The notional amount of the Class A-IO Certificates will be equal to the sum of (1) (a) the aggregate principal balance of each Mortgage Loan in Loan Group II having a net mortgage rate greater than 6.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such mortgage loans minus 6.00%, and the denominator of which is equal to 7.00%, (2) (a) the aggregate principal balance of each Mortgage Loan in Loan Group III having a net mortgage rate greater than 6.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 6.50%, and the denominator of which is equal to 7.00% (3) (a) the aggregate principal balance of each Mortgage Loan in Loan Group IV having a net mortgage rate greater than 7.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.00%, and the denominator of which is equal to 7.00%, and (4) (a) the aggregate principal balance of each Mortgage Loan in Loan Group V having a net mortgage rate greater than 7.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 7.00%. The initial notional amount for the Class A-IO Certificates will be approximately $8,170,576.

(4) The initial pass-through rate on the Class A-I Certificates is projected to be approximately 6.46091% per annum. After the first distribution date, the per annum pass-through rate on the Class A-I Certificates will equal the weighted average of the net mortgage rates for all such Mortgage Loans in Group I.

(5) The initial pass-through rate on the Class M and Class B Certificates is projected to be approximately 6.70273% per annum. After the first distribution date, the per annum pass-through rate on the Class M and Class B Certificates will equal the weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-IO and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate principal balance of each related loan group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUPS I THROUGH V):

Current LTV's have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination.

Credit Scores have been updated prior to the Statistical Cut-Off Date.

All collateral information contained herein is as of the Statistical Cut-Off Date of November 1, 2004.

Mortgage Loans in the Aggregate			
Agg. Scheduled Balance	$225,482,288.32	WA Original LTV	70.57%
Avg. Scheduled Balance	$193,215.33	WA Current LTV	60.12%
Gross WAC	7.26%	WA Credit Score	688
WAM (months)	247	Full Doc	76.66%
Seasoning (months)	74	Limited Doc	23.34%
California Concentration	28.82%		

Loan Group I: 15 Year			
Agg. Scheduled Balance	$47,884,890.93	WA Original LTV	63.26%
Avg. Scheduled Balance	$177,351.45	WA Current LTV	37.55%
Gross WAC	6.79%	WA Credit Score	737
WAM (months)	96	Full Doc	79.12%
Seasoning (months)	84	Limited Doc	20.88%
California Concentration	35.44%		

LOAN GROUP II: 30 YEAR, Net MORTGAGE RATES < 6.50%			
Agg. Scheduled Balance	$26,882,839.56	WA Original LTV	67.94%
Avg. Scheduled Balance	$378,631.54	WA Current LTV	64.65%
Gross WAC	6.73%	WA Credit Score	740
WAM (months)	319	Full Doc	93.51%
Seasoning (months)	38	Limited Doc	6.49%
California Concentration	48.72%		

Loan Group III: 30 Year, 6.50% <= Net Mortgage Rates < 7.00%			
Agg. Scheduled Balance	$67,824,426.39	WA Original LTV	71.90%
Avg. Scheduled Balance	$321,442.78	WA Current LTV	65.37%
Gross WAC	7.01%	WA Credit Score (1)	708
WAM (months)	291	Full Doc	83.93%
Seasoning (months)	68	Limited Doc	16.07%
California Concentration	28.96%		

Loan Group IV: 30 Year, 7.00 </= Net Mortgage Rates < 7.50%			
Agg. Scheduled Balance	$43,753,067.48	WA Original LTV	72.08%
Avg. Scheduled Balance	$172,256.17	WA Current LTV	64.04%
Gross WAC	7.56%	WA Credit Score (1)	645
WAM (months)	268	Full Doc	65.58%
Seasoning (months)	90	Limited Doc	34.42%
California Concentration	23.91%		

Loan Group V: 30 Year, Net Mortgage Rates >/= 7.50%			
Agg. Scheduled Balance	$39,137,063.96	WA Original LTV	77.29%
Avg. Scheduled Balance	$108,412.92	WA Current LTV	71.17%
Gross WAC	8.31%	WA Credit Score (1)	608
WAM (months)	281	Full Doc	61.86%
Seasoning (months)	78	Limited Doc	38.14%
California Concentration	12.31%		

.(1) WA Credit Score represents only those loans with available FICO scores.

TRANSACTION TERMS:

Issuer RAMP Series 2004-SL4 Trust.

Series Name: Mortgage-Backed Pass-Through Certificates, Series 2004-SL4.

Depositor: Residential Asset Mortgage Products, Inc. (*"RAMP"*), an affiliate of the Master Servicer.

Master Servicer: Residential Funding Corporation (*"RFC"*).

Subservicer: HomeComings Financial Network, Inc. (*"HomeComings"*) will subservice approximately [43.52]% of the mortgage loans as of the Cut-Off Date. HomeComings is an affiliate of the Master Servicer.

Trustee: Deutsche Bank Trust Company Americas.

Underwriter: Residential Funding Securities Corporation.

Cut-off Date: December 1, 2004.

Closing Date: On or about January 4, 2005.

Certificates: Class A-I Certificates (the ***"Group I Certificates"***).

Class A-II, Class R-I and Class R-II Certificates (the ***"Group II Certificates"***).

Class A-III Certificates (the ***"Group III Certificates"***).

Class A-IV Certificates (the ***"Group IV Certificates"***).

Class A-V Certificates (the ***"Group V Certificates"***).

Group I Certificates, Class A-IO, Class A-PO, and together with the Group II Certificates (other than the Class R-I Certificates and Class R-II Certificates), Group III Certificates, Group IV Certificates, and Group V Certificates, the ***"Class A Certificates"***.

The Class A-PO referred to herein as a "*Class PO Certificate*".

The Class R-I Certificates and Class R-II Certificates are referred to together as the "*Class R Certificates*".

The Class A Certificates and Class R Certificates are referred to collectively as the "*Senior Certificates*".

Class M-1, Class M-2 and Class M-3 Certificates (the "*Class M Certificates*").

Class B-1, Class B-2 and Class B-3 Certificates (the "*Class B Certificates*").

Offered Certificates: The Senior Certificates and the Class M Certificates.

Non-Offered Certificates: Class B Certificates.

Distribution Date: The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in January 2005.

Accrual Period: For any Distribution Date, the Offered Certificates accrue interest on a 30/360 basis during the calendar month immediately preceding that Distribution Date.

Delay Days: 24 days.

Optional Termination: On any Distribution Date on which the aggregate outstanding stated principal balance of the mortgage loans as of the related determination date is less than 1% of their aggregate principal balance as of the Cut-Off Date, Residential Funding or its designee may, but will not be required to purchase from the trust all of the remaining mortgage loans and cause an early retirement of the certificates; or, purchase all of the certificates.

Certificate Ratings: The Senior Certificates are expected to be rated by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., (*"S&P"*) and Fitch Ratings (*"Fitch"*), and the Subordinate Certificates are expected to be rated only by S&P, in all cases with the ratings indicated above.

ERISA Eligibility: The Class A Certificates and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other arrangements subject to ERISA or 4975 of the Code, subject to considerations described in the prospectus supplement. The Class R Certificates generally will not be eligible for purchase by or with assets of such plans.

SMMEA: When issued, the Class A, Class R and Class M-1 Certificates will, and the Class M-2 Certificates and Class M-3 Certificates will not, be "mortgage related securities" for the purposes of SMMEA.

Registration: The Offered Certificates, other than the Class R Certificates, will be available in book-entry form through DTC, Clearstream and Euroclear.

Federal Tax Treatment: The trust will make one or more REMIC elections.

Principal and Interest Advancing: For any month, if the Master Servicer receives a payment on a mortgage loan that is less than the full scheduled payment, or if no payment is received at all, the Master Servicer will advance its own funds to cover that shortfall. However, the Master Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

Compensating Interest: For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans.

Mortgage Loans:

The aggregate principal balance of the mortgage pool as of the Cut-Off Date is approximately $225,482,288 and consists of approximately 1,167 fixed-rate, seasoned mortgage loans secured by first liens on residential properties.

The mortgage pool consists of five groups of mortgage loans, substantially all of which were sourced from terminated Residential Funding Mortgage Securities I, Inc. and Residential Accredit Loans, Inc. trusts, RFC's shelf registrations primarily for the securitization of Jumbo A and Alt-A mortgages, respectively. Group I is comprised of mortgage loans with an initial term to maturity of 15 years or less; Group II is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates less than 6.500%; Group III is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 6.500% and less than 7.000%, Group IV is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.000% and less than 7.500% and Group V is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.500%.

NOTE: Information contained herein reflects the November 1, 2004 Statistical Cut-Off Date scheduled balances. Collateral information contained herein is preliminary and indicative. On the Closing Date, the aggregate principal balance of the mortgage loans will equal the aggregate principal balance of the Certificates as of the December 1, 2004 Cut-Off Date.

Designation	Number of Mortgage Loans	Statistical Cut-Off Date Principal Balance
Group I	270	$47,884,891
Group II	71	$26,882,840
Group III	211	$67,824,426
Group IV	254	$43,753,067
Group V	361	$39,137,064

As of October 1, 2004, the most recent date for which such information is available, none of the loans were one-month or more delinquent. As of that date 2.87% of the mortgage loans had been one-month delinquent once in the previous twelve months and 5.51% of the mortgage loans had been one-month or more delinquent more than once in the previous twelve months. A loan is considered to be "one-month" or "30 to 59 days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1st that remained unpaid as of the close of business on July 31st would still be considered current as of July 31st. If that payment remained unpaid as of the close of business on August 31st, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of August 1, 2004 is determined and prepared as of the close of business on the last business day immediately prior to August 1, 2004. Such delinquency information will be updated in the prospectus supplement to reflect the delinquency status as of the close of business on the last business day immediately prior to the Cut-Off Date.

For further collateral information, see "Collateral Summary", "Collateral Details", and "Terminated Trust Historical Performance" herein.

Priority of Distributions: *Distributions on the Offered Certificates will be made from available amounts in each loan group as follows:*

- Distributions of interest to the related interest-bearing Senior Certificates
- Distribution of principal to the related Class PO Certificates
- Distribution of principal to the remaining classes of related Senior Certificates entitled to principal
- Payment to Master Servicer for certain unreimbursed advances
- Distribution to the Class M Certificates in the following order:
  - Interest to the Class M-1 Certificates
  - Principal to the Class M-1 Certificates
  - Interest to the Class M-2 Certificates
  - Principal to the Class M-2 Certificates
  - Interest to the Class M-3 Certificates
  - Principal to the Class M-3 Certificates

Distribution of Principal: The holders of the Senior Certificates of each group, other than the Class A-IO Certificates, will be entitled to receive on each Distribution Date, to the extent of the portion of the related available distribution amount for such group remaining after the distribution of the related senior interest distribution amount, a distribution allocable to principal, equal to the related senior principal distribution amount and the related Class PO distribution amount in the order and priority described above.

The holders of each class of Class M Certificates will be entitled to receive payments of principal on each Distribution Date to the extent of funds available from each loan group, after payments of interest and principal to the related Senior Certificates and any class of Class M Certificates with a higher payment priority, and after payments of interest to that class of Class M Certificates in the order and priority described above.

Shifting of Interests: All principal prepayments and other unscheduled payments of principal from each loan group will be allocated to the related Senior Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Senior Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the related Senior Certificates by reserving a greater portion of the principal balance of the Class M Certificates and Class B Certificates for the absorption of losses.

All mortgagor prepayments not otherwise distributable to the related Senior Certificates will be allocated on a pro rata basis among the class of Class M Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M Certificates and Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any Distribution Date would be satisfied as to any class M-2, Class M-3 or Class B Certificates, respectively, only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

Allocation of Losses/Subordination: Losses, other than excess fraud losses, excess bankruptcy losses, and excess special hazard losses, will be allocated in full first to the Class B Certificates, then to the Class M-3, Class M-2 and Class M-1 Certificates, in that order. Excess fraud losses, excess bankruptcy losses, and excess special hazard losses will be allocated to all Classes of certificates pro rata (other than a Class PO Certificate, which will bear a share of such excess loss equal to its percentage interest in the principal of the related mortgage loan.) If the certificate principal balances of the Class M Certificates and Class B Certificates have been reduced to zero, losses on the mortgage loans in a loan group will be allocated among the related Senior Certificates, as more fully described in the prospectus supplement.

Investors in the Senior Certificates should be aware that because the Class M Certificates and Class B Certificates represent interests in all loan groups, the certificate principal balances of the Class M Certificates and Class B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one or more loan groups. Therefore, notwithstanding that realized losses on the mortgage loans in one loan group may only be allocated to the related Senior Certificates, the allocation to the Class M Certificates and Class B Certificates of realized losses on the mortgage loans in the other loan groups will reduce the subordination provided to such Senior Certificates by the Class M Certificates and Class B Certificates and increase the likelihood that realized losses may be allocated to such Senior Certificates.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:

0.330 for Group I
0.350 for Group II
0.287 for Group III
0.292 for Group IV
0.300 for Group V

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

REVISED New Issue Computational Materials

(Part II of II)

Seasoned Mortgage Loan New Issue

$224,805,675 (Approximate)

Mortgage-Backed Pass-Through Certificates, Series 2004-SL4

RAMP Series 2004-SL4 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

December 7, 2004

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of November 1, 2004)

Deal Name and Group	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL4
1999-QS5 CONFORMING	X		X	4/1/1999	$ 192,405,752	$ 3,615,818	0.27%	32.92%	1.60%
1999-QS5 NON-CONF	X		X	4/1/1999	103,600,604	949,371	0.37%	21.92%	0.42%
RALI 1998-QS12 CONFORMING	X		X	9/1/1998	208,041,980	460,195	0.24%	25.71%	0.20%
RALI 1998-QS14	X		X	10/1/1998	427,918,417	7,253,958	0.21%	24.92%	3.22%
RALI 1998-QS15 CONFORMING	X		X	11/1/1998	268,837,087	6,069,475	0.22%	22.41%	2.69%
RALI 1998-QS15 NON-CONFORMING	X		X	11/1/1998	161,322,417	2,329,202	0.45%	28.68%	1.03%
RALI 1998-QS17	X		X	12/1/1998	242,050,653	3,819,308	0.15%	26.57%	1.69%
RALI 1998-QS17 CONFORMING	X		X	12/1/1998	215,146,323	3,015,511	0.15%	25.94%	1.34%
RALI 1998-QS17 NON-CONFORMING	X		X	12/1/1998	107,707,303	599,767	0.32%	15.61%	0.27%
RALI 1999-QS1	X		X	1/1/1999	268,851,631	4,820,545	0.21%	29.59%	2.14%
RALI 1999-QS13 CONF	X		X	10/1/1999	177,992,506	263,268	0.38%	34.61%	0.12%
RALI 1999-QS15	X		X	12/1/1999	217,369,717	374,875	0.37%	26.18%	0.17%
RALI 1999-QS6 CONF	X		X	5/1/1999	261,444,059	5,794,848	0.34%	27.08%	2.57%
RALI 1999-QS6 NONCONF	X		X	5/1/1999	140,790,943	2,144,266	0.17%	15.58%	0.95%
RALI 1999-QS7	X		X	6/1/1999	350,510,075	6,013,764	0.28%	20.52%	2.67%
RALI 1999-QS9	X		X	7/1/1999	270,813,177	5,391,508	0.30%	32.20%	2.39%
RALI 2000 QS11 GROUP 2	X		X	9/1/2000	43,357,556	376,570	0.00%	0.00%	0.17%
RALI 2000-QS10	X		X	9/1/2000	297,390,982	868,858	0.16%	17.81%	0.39%
RALI 2000-QS14 CONFORM	X		X	12/1/2000	160,342,595	260,325	0.33%	24.51%	0.12%
RALI 2001-QS2 CONFORM	X		X	2/1/2001	111,535,439	538,025	0.23%	16.11%	0.24%
RALI 2001-QS3 NONCONFORM		X	X	3/1/2001	212,427,176	676,529	0.15%	18.57%	0.30%
RASC 1997-KS3 FIXED GRP I	X		X	8/1/1997	200,042,997	222,798	2.02%	45.98%	0.10%
RASC 1997-KS4 FIXED GRP I	X	X	X	11/1/1997	200,055,769	329,355	2.31%	39.75%	0.15%
RASC 1999-RS3 GRP2 NONCONFORM	X	X		9/1/1999	258,025,314	584,184	0.08%	8.48%	0.26%
RFMSI 1996-S15	X		X	6/1/1996	505,431,107	394,213	0.02%	7.20%	0.17%
RFMSI 1999-S14 GROUP I	X		X	6/1/1999	924,086,706	235,429	0.01%	3.90%	0.10%
RFMSI 1999-S8	X		X	3/1/1999	256,531,516	7,818,336	0.00%	5.28%	3.47%
RFMSI 2001-S14	X	X		6/1/2001	673,830,643	476,457	0.00%	0.59%	0.21%
RFMSI 2001-S16	X	X		7/1/2001	153,002,909	304,652	0.00%	0.00%	0.14%
RFMSI 2001-S27		X	X	11/1/2001	258,762,294	13,458,646	0.04%	32.22%	5.97%
RFMSI 2001-S28	X		X	12/1/2001	381,408,791	17,575,565	0.00%	0.00%	7.79%
RFMSI 2001-S29	X	X		12/1/2001	571,218,120	483,598	0.01%	7.73%	0.21%
RFMSI 2002-S10	X		X	7/1/2002	361,560,754	24,453,362	0.00%	0.00%	10.84%
RFMSI 2002-S7	X		X	5/1/2002	413,177,925	29,307,264	0.00%	0.00%	13.00%
RFMSI 1992-S16	X		X	5/1/1992	322,682,744	222,051	1.32%	33.67%	0.10%
RFMSI 1993-S35	X		X	10/1/1993	201,163,005	261,491	0.26%	35.10%	0.12%

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of November 1, 2004) *continued*

Deal Name and Group	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL4
RFMSI 1993-S42		X	X	10/1/1993	160,653,750	3,252,434	0.00%	0.00%	1.44%
RFMSI 1993-S47	X	X	X	12/1/1993	586,778,060	13,595,404	0.09%	20.15%	6.03%
RFMSI 1993-S48	X	X		12/1/1993	206,613,408	5,594,742	0.08%	22.11%	2.48%
RFMSI 1993-S49	X	X		12/1/1993	155,046,661	3,532,598	0.01%	5.70%	1.57%
RFMSI 1994-S10	X	X		3/1/1994	156,939,685	2,062,479	0.09%	50.86%	0.91%
RFMSI 1994-S11	X		X	4/1/1994	389,164,664	8,708,925	0.08%	15.36%	3.86%
RFMSI 1994-S14	X		X	6/1/1994	155,671,720	3,155,104	0.00%	0.00%	1.40%
RFMSI 1994-S2	X		X	1/1/1994	260,061,394	2,429,533	0.13%	18.73%	1.08%
RFMSI 1994-S3	X	X		2/1/1994	299,203,903	4,819,609	0.02%	12.36%	2.14%
RFMSI 1994-S7	X		X	3/1/1994	425,269,315	9,439,545	0.13%	15.92%	4.19%
RFMSI 1994-S8	X	X		3/1/1994	155,035,302	2,918,484	0.00%	0.00%	1.29%
RFMSI 1994-S9	X		X	3/1/1994	312,906,748	6,205,679	0.15%	23.57%	2.75%
RFMSI 1995-S17	X		X	11/1/1995	448,349,609	544,944	0.06%	15.02%	0.24%
RFMSI 1996-S1	X		X	1/1/1996	530,728,720	439,745	0.11%	13.66%	0.20%
RFMSI 1996-S18	X		X	8/1/1996	214,178,435	282,317	0.02%	4.22%	0.13%
RFMSI 1996-S23	X		X	11/1/1996	259,767,022	267,589	0.06%	11.93%	0.12%
RFMSI 1996-S3	X		X	1/1/1996	355,544,080	531,327	0.01%	5.09%	0.24%
RFMSI 1996-S6	X		X	3/1/1996	424,466,574	287,368	0.15%	21.80%	0.13%
RFMSI 1996-S7	X		X	3/1/1996	557,958,461	483,930	0.03%	8.19%	0.21%
RFMSI 1998-S13	X		X	6/1/1998	1,459,668,773	393,359	0.01%	9.06%	0.17%
RFMSI 1998-S19	X		X	8/1/1998	313,040,888	384,378	0.11%	22.40%	0.17%
RFMSI 1998-S5	X		X	3/1/1998	940,366,384	223,974	0.08%	30.99%	0.10%
RFMSI 1998-S8	X		X	4/1/1998	677,423,310	240,884	0.03%	12.57%	0.11%
RFMSI 1999-S12	X		X	5/1/1999	782,470,925	308,818	0.03%	27.93%	0.14%
RFMSI 1999-S4	X		X	2/1/1999	521,538,466	355,180	0.03%	14.92%	0.16%
Other Called Deals **						3,260,553			1.45%
						$ 225,482,288			100.00%

* - Based on November 1, 2004 scheduled balances

** - Represents terminated trusts that individually represented 0.09% or less of the 2004 SL4 offering, or where the terminated trust has not been identified.

Notes: Not all loans from each terminated trust will be included in RAMP SL4. There can be on assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction

Source: Residential Funding Corporation - Monthly Statement to Certificateholders.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Aggregate - Loan Groups I to V)

Credit Score Distribution of the Aggregate Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	80	$9,856,815	4.37%	$123,210	69.30%
500 to 519	58	7,095,754	3.15	122,341	73.46
520 to 539	60	7,998,501	3.55	133,308	69.53
540 to 559	55	5,387,860	2.39	97,961	67.83
560 to 579	71	9,176,957	4.07	129,253	67.33
580 to 599	72	10,209,215	4.53	141,795	68.41
600 to 619	54	7,878,017	3.49	145,889	71.24
620 to 639	57	8,767,023	3.89	153,807	66.69
640 to 659	56	11,577,540	5.13	206,742	65.45
660 to 679	52	12,873,707	5.71	247,571	60.19
680 to 699	65	14,223,530	6.31	218,824	53.80
700 to 719	61	14,082,417	6.25	230,859	58.50
720 to 739	65	15,044,923	6.67	231,460	56.70
740 to 759	84	20,141,952	8.93	239,785	59.03
760 or greater	270	70,500,932	31.27	261,115	53.39
Subtotal with Credit Scores	***1,160***	***$224,815,144***	***99.70%***	***$193,806***	***60.12%***
Not Available	7	667,144	0.30	95,306	61.71
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**60.12%**

For substantially all of the Mortgage Loans, the Credit Score was updated prior to the cut-off date.

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	356	$21,121,828	9.37%	$59,331	593	69.87%
100,001 to 200,000	212	24,665,769	10.94	116,348	615	68.43
200,001 to 300,000	111	21,106,605	9.36	190,150	626	62.53
300,001 to 400,000	243	66,224,318	29.37	272,528	719	59.94
400,001 to 500,000	151	49,409,273	21.91	327,214	720	56.57
500,001 to 600,000	53	19,925,347	8.84	375,950	714	54.82
600,001 to 700,000	27	14,068,491	6.24	521,055	733	56.83
700,001 to 800,000	4	2,235,181	0.99	558,795	715	48.74
800,001 to 900,000	2	1,448,678	0.64	724,339	738	46.50
900,001 to 1,000,000	8	5,276,801	2.34	659,600	733	45.72
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	1	$454,157	0.20%	$454,157	798	16.00%
6.000 to 6.499	33	7,711,363	3.42	233,678	749	49.54
6.500 to 6.999	281	79,507,563	35.26	282,945	735	53.71
7.000 to 7.499	265	65,196,056	28.91	246,023	694	61.03
7.500 to 7.999	278	42,115,051	18.68	151,493	650	64.21
8.000 to 8.499	165	16,675,849	7.40	101,066	602	71.52
8.500 to 8.999	105	10,806,311	4.79	102,917	582	73.45
9.000 to 9.499	21	1,821,903	0.81	86,757	547	79.14
9.500 to 9.999	9	679,672	0.30	75,519	578	69.35
10.000 to 10.499	1	179,700	0.08	179,700	544	86.00
11.000 to 11.499	5	225,613	0.10	45,123	546	63.65
12.000 to 12.499	1	31,090	0.01	31,090	604	54.00
12.500 to 12.999	1	64,717	0.03	64,717	520	78.00
14.500 to 14.999	1	13,242	0.01	13,242	585	61.00
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	20	$4,593,368	2.04%	$229,668	730	47.42%
6.000 to 6.499	179	52,183,158	23.14	291,526	744	53.29
6.500 to 6.999	317	82,637,916	36.65	260,687	712	58.75
7.000 to 7.499	276	45,910,286	20.36	166,342	647	62.31
7.500 to 7.999	204	23,456,528	10.40	114,983	629	68.79
8.000 to 8.499	121	12,484,277	5.54	103,176	581	73.26
8.500 to 8.999	31	2,964,459	1.31	95,628	575	75.39
9.000 to 9.499	9	703,653	0.31	78,184	568	73.58
9.500 to 9.999	2	213,982	0.09	106,991	540	84.56
10.500 to 10.999	5	225,613	0.10	45,123	546	63.65
11.500 to 11.999	1	31,090	0.01	31,090	604	54.00
12.000 to 12.499	1	64,717	0.03	64,717	520	78.00
13.500 to 13.999	1	13,242	0.01	13,242	585	61.00
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Aggregate Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.0	90	$18,655,740	8.27%	$207,286	742	30.96%
50.1 to 55.0	47	12,899,014	5.72	274,447	732	44.33
55.1 to 60.0	71	17,087,319	7.58	240,666	715	47.97
60.1 to 65.0	68	14,793,286	6.56	217,548	702	52.88
65.1 to 70.0	158	33,869,334	15.02	214,363	702	56.53
70.1 to 75.0	180	35,848,002	15.90	199,156	687	61.96
75.1 to 80.0	356	68,625,397	30.43	192,768	677	69.30
80.1 to 85.0	39	4,847,137	2.15	124,286	599	77.64
85.1 to 90.0	131	15,422,180	6.84	117,727	616	79.76
90.1 to 95.0	27	3,434,880	1.52	127,218	604	89.36
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Current Loan-to-Value Ratios of the Aggregate Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	313	$54,987,914	24.39%	$175,680	739
50.01 to 55.00	64	16,562,566	7.35	258,790	706
55.01 to 60.00	92	23,152,632	10.27	251,659	700
60.01 to 65.00	113	25,751,991	11.42	227,894	677
65.01 to 70.00	121	28,748,127	12.75	237,588	682
70.01 to 75.00	186	33,785,475	14.98	181,642	653
75.01 to 80.00	142	27,607,049	12.24	194,416	680
80.01 to 85.00	84	8,441,365	3.74	100,492	592
85.01 to 90.00	48	5,877,791	2.61	122,454	582
90.01 to 95.00	4	567,380	0.25	141,845	688
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	234	$64,990,203	28.82%	$277,736	724	55.89%
Florida	126	20,583,138	9.13	163,358	666	61.05
New York	119	19,786,635	8.78	166,274	698	51.60
Texas	104	18,009,434	7.99	173,168	677	64.01
New Jersey	50	8,659,287	3.84	173,186	697	52.28
Georgia	44	9,021,500	4.00	205,034	663	64.34
Virginia	29	7,495,675	3.32	258,472	740	62.08
Alabama	10	1,853,380	0.82	185,338	709	66.91
Arkansas	3	614,989	0.27	204,996	759	64.98
Arizona	33	3,708,264	1.64	112,372	610	77.54
Colorado	22	5,465,535	2.42	248,433	665	65.72
Connecticut	21	5,069,345	2.25	241,397	729	56.47
District of Columbia	4	1,016,493	0.45	254,123	756	58.13
Delaware	7	1,153,468	0.51	164,781	622	65.89
Hawaii	3	1,496,069	0.66	498,690	677	64.88
Idaho	5	485,095	0.22	97,019	583	77.90
Illinois	30	5,238,451	2.32	174,615	652	58.90
Indiana	13	729,046	0.32	56,080	585	73.31
Kentucky	3	854,653	0.38	284,884	726	70.64
Louisiana	14	2,889,550	1.28	206,396	638	73.39
Massachusetts	7	1,158,858	0.51	165,551	670	53.24
Maryland	28	5,795,447	2.57	206,980	659	60.48
Maine	1	81,838	0.04	81,838	586	72.00
Michigan	24	2,558,592	1.13	106,608	585	67.76
Mississippi	11	2,365,402	1.05	215,037	707	59.36
Missouri	11	1,535,438	0.68	139,585	670	73.59
Minnesota	3	1,160,116	0.51	386,705	657	66.75
Montana	2	457,857	0.20	228,928	655	54.78
North Carolina	23	3,932,030	1.74	170,958	645	67.51
North Dakota	1	168,634	0.07	168,634	535	65.00
Nebraska	4	541,370	0.24	135,342	702	77.11
New Hampshire	2	72,407	0.03	36,204	621	53.17
New Mexico	8	1,115,299	0.49	139,412	680	70.37
Nevada	10	1,903,216	0.84	190,322	623	70.87
Ohio	22	2,158,417	0.96	98,110	627	66.77
Oklahoma	5	460,884	0.20	92,177	713	73.36
Oregon	17	2,664,003	1.18	156,706	650	65.40
Pennsylvania	24	2,754,298	1.22	114,762	672	60.90
Rhode Island	4	1,118,273	0.50	279,568	683	53.00
South Carolina	12	2,074,511	0.92	172,876	681	67.52
Tennessee	14	2,014,039	0.89	143,860	695	65.99
Utah	21	4,091,390	1.81	194,828	640	70.64
Virgin Islands	1	74,342	0.03	74,342	509	75.00
Vermont	2	256,938	0.11	128,469	503	73.16
Washington	21	4,828,370	2.14	229,922	686	57.86
Wisconsin	14	966,946	0.43	69,068	619	65.22
Wyoming	1	53,162	0.02	53,162	514	76.00
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	434	$73,301,608	32.51%	$168,898	677	67.54%
Rate/Term Refinance	473	103,273,551	45.80	218,337	701	56.77
Equity Refinance	260	48,907,130	21.69	188,104	680	56.10
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	953	$206,144,979	91.42%	$216,312	694	59.13%
Second/Vacation	51	7,102,475	3.15	139,264	681	62.90
Non-Owner Occupied	163	12,234,834	5.43	75,060	604	75.22
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	828	$162,727,092	72.17%	$196,530	692	58.09%
Townhouse	10	1,522,503	0.68	152,250	638	71.51
Condo Low -Rise (Less than 5 stories)	49	6,168,865	2.74	125,895	682	64.32
Condo Mid-Rise (5 to 8 stories)	1	165,250	0.07	165,250	823	27.00
Condo High-Rise (9 stories or more)	4	613,247	0.27	153,312	667	67.91
Cooperative Units	1	107,912	0.05	107,912	787	29.00
Manufactured Home	14	1,110,579	0.49	79,327	658	64.16
Planned Unit Developments(detached)	167	42,484,314	18.84	254,397	694	63.43
Single Family Dwelling(Two-Four Units)	74	8,270,348	3.67	111,761	607	74.64
Planned Unit Development (Attached)	19	2,312,177	1.03	121,694	680	71.62
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Aggregate Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$140,023	0.06%	$140,023	802	41.00%
25 to 36	170	67,133,302	29.77	394,902	732	63.91
37 to 48	70	20,595,055	9.13	294,215	715	60.99
49 to 60	17	2,266,642	1.01	133,332	555	76.05
61 to 72	335	44,217,624	19.61	131,993	631	67.51
73 to 84	188	19,752,247	8.76	105,065	621	71.53
85 to 96	14	1,143,195	0.51	81,657	594	58.56
97 to 108	26	3,495,548	1.55	134,444	568	62.76
109 to 120	3	599,434	0.27	199,811	547	68.37
121 to 132	261	52,618,488	23.34	201,603	705	49.38
133 to 144	80	13,114,542	5.82	163,932	723	37.11
Greater than 144	2	406,190	0.18	203,095	508	54.37
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	822	$172,846,497	76.66%	$210,276	696	61.29%
Reduced Documentation	345	52,635,791	23.34	152,568	664	56.29
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	1,128	$210,380,938	93.30%	$186,508	684	60.20%
60 Months	39	15,101,350	6.70	387,214	752	59.04
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group I Loans)

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	2	$211,062	0.44%	$105,531	49.71%
500 to 519	1	36,497	0.08	36,497	21.00
520 to 539	7	457,137	0.95	65,305	35.73
540 to 559	4	504,556	1.05	126,139	18.75
560 to 579	2	162,635	0.34	81,318	28.03
580 to 599	8	1,407,210	2.94	175,901	49.24
600 to 619	3	471,366	0.98	157,122	59.12
620 to 639	8	1,031,121	2.15	128,890	29.72
640 to 659	9	2,053,568	4.29	228,174	46.16
660 to 679	11	2,131,789	4.45	193,799	34.60
680 to 699	21	3,857,246	8.06	183,678	38.93
700 to 719	20	3,284,515	6.86	164,226	38.89
720 to 739	24	4,575,166	9.55	190,632	35.60
740 to 759	26	3,951,287	8.25	151,973	36.63
760 or greater	124	23,749,736	49.60	191,530	36.82
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**37.55%**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	24	$844,735	1.28%	$35,197	660	40.53%
100,001 to 200,000	24	1,578,486	3.30	65,770	705	32.94
200,001 to 300,000	24	2,662,113	5.56	110,921	706	33.52
300,001 to 400,000	102	19,892,217	41.54	195,022	747	42.35
400,001 to 500,000	59	12,403,836	25.90	210,235	750	36.04
500,001 to 600,000	25	6,226,085	13.00	249,043	718	33.02
600,001 to 700,000	6	1,529,514	3.19	254,919	774	28.44
700,001 to 800,000	2	906,019	1.89	453,009	707	41.91
900,001 to 1,000,000	4	1,841,887	3.85	460,472	686	25.01
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	1	$454,157	0.95%	$454,157	798	16.00%
6.000 to 6.499	25	6,228,761	13.01	249,150	765	43.93
6.500 to 6.999	152	30,429,620	63.55	200,195	738	37.87
7.000 to 7.499	65	8,428,892	17.60	129,675	731	31.90
7.500 to 7.999	14	1,386,923	2.90	99,066	683	28.67
8.000 to 8.499	3	140,363	0.29	46,788	713	53.60
8.500 to 8.999	4	529,971	1.11	132,493	607	62.75
9.000 to 9.499	1	136,614	0.29	136,614	479	55.00
9.500 to 9.999	1	40,571	0.08	40,571	794	70.00
11.000 to 11.499	2	64,688	0.14	32,344	543	37.99
12.000 to 12.499	1	31,090	0.06	31,090	604	54.00
14.500 to 14.999	1	13,242	0.03	13,242	585	61.00
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	13	$3,458,663	7.22%	$266,051	751	40.40%
6.000 to 6.499	115	26,435,023	55.21	229,870	745	42.40
6.500 to 6.999	106	14,813,490	30.94	139,750	735	28.40
7.000 to 7.499	22	2,157,219	4.51	98,055	691	27.15
7.500 to 7.999	4	204,321	0.43	51,080	715	46.84
8.000 to 8.499	4	529,971	1.11	132,493	607	62.75
9.000 to 9.499	2	177,185	0.37	88,593	551	58.43
10.500 to 10.999	2	64,688	0.14	32,344	543	37.99
11.500 to 11.999	1	31,090	0.06	31,090	604	54.00
13.500 to 13.999	1	13,242	0.03	13,242	585	61.00
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	50	$9,641,051	20.13%	$192,821	747	25.19%
50.01 to 55.00	20	3,920,103	8.19	196,005	749	33.64
55.01 to 60.00	24	4,775,265	9.97	198,969	731	33.88
60.01 to 65.00	20	3,533,562	7.38	176,678	716	38.42
65.01 to 70.00	46	7,546,428	15.76	164,053	752	36.68
70.01 to 75.00	50	8,199,386	17.12	163,988	742	44.78
75.01 to 80.00	54	9,409,189	19.65	174,244	717	46.20
80.01 to 85.00	3	199,644	0.42	66,548	740	43.43
85.01 to 90.00	3	660,264	1.38	220,088	711	58.03
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Current Loan-to-Value Ratios of the Group I Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	221	$35,123,582	73.35%	$158,930	740
50.01 to 55.00	14	3,392,066	7.08	242,290	731
55.01 to 60.00	11	2,969,232	6.20	269,930	711
60.01 to 65.00	13	3,420,337	7.14	263,103	738
65.01 to 70.00	11	2,979,674	6.22	270,879	735
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**

Geographical Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Alabama	1	$338,540	0.71%	$338,540	762	54.00%
Arizona	1	59,377	0.12	59,377	607	69.00
Arkansas	1	162,453	0.34	162,453	803	28.00
California	80	16,970,653	35.44	212,133	750	38.24
Colorado	3	507,934	1.06	169,311	686	51.69
Connecticut	8	1,175,971	2.46	146,996	743	32.86
Delaware	2	108,081	0.23	54,041	500	43.73
District of Columbia	2	339,096	0.71	169,548	788	19.47
Florida	19	5,106,941	10.67	268,786	716	39.66
Georgia	5	995,035	2.08	199,007	696	40.56
Illinois	1	324,456	0.68	324,456	809	70.00
Indiana	1	27,698	0.06	27,698	549	54.00
Kentucky	1	324,386	0.68	324,386	700	69.00
Louisiana	2	592,231	1.24	296,116	704	67.56
Maryland	10	1,399,306	2.92	139,931	749	25.85
Massachusetts	3	281,203	0.59	93,734	698	16.25
Michigan	3	224,844	0.47	74,948	668	32.40
Minnesota	5	654,783	1.37	130,957	722	24.98
Nevada	1	241,016	0.50	241,016	723	29.00
New Hampshire	1	21,518	0.04	21,518	717	11.00
New Jersey	20	2,018,110	4.21	100,905	715	27.89
New York	52	6,148,020	12.84	118,231	732	29.07
North Carolina	2	690,917	1.44	345,458	781	32.34
Ohio	2	385,046	0.80	192,523	770	41.52
Oklahoma	1	287,016	0.60	287,016	802	67.00
Oregon	1	164,144	0.34	164,144	672	20.00
Pennsylvania	2	352,245	0.74	176,123	766	25.88
Rhode Island	2	268,556	0.56	134,278	725	14.96
South Carolina	2	599,340	1.25	299,670	795	51.69
Tennessee	1	177,622	0.37	177,622	663	23.00
Texas	15	3,892,948	8.13	259,530	731	44.83
Virginia	11	2,268,802	4.74	206,255	734	44.71
Washington	4	515,266	1.08	128,817	751	30.58
Wisconsin	5	261,337	0.55	52,267	705	34.53
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	43	$6,598,303	13.78%	$153,449	716	37.18%
Rate/Term Refinance	160	28,365,884	59.24	177,287	737	35.33
Equity Refinance	67	12,920,704	26.98	192,846	748	42.61
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	264	$46,884,320	97.91%	$177,592	738	37.55%
Second/Vacation	5	863,956	1.80	172,791	709	34.59
Non-Owner Occupied	1	136,614	0.29	136,614	479	55.00
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	223	$39,362,591	82.20%	$176,514	737	36.56%
Townhouse	1	136,614	0.29	136,614	479	55.00
Condo Low-Rise(Less than 5 stories)	6	779,274	1.63	129,879	715	43.80
Condo Mid-Rise (5 to 8 stories)	1	165,250	0.35	165,250	823	27.00
Cooperative Units	1	107,912	0.23	107,912	787	29.00
Planned Unit Developments(detached)	34	7,095,073	14.82	208,679	738	42.59
Single Family Dwelling(Two-Four Units)	4	238,176	0.50	59,544	762	32.19
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	23	$7,791,025	16.27%	$338,740	756	45.82%
37 to 48	31	10,089,192	21.07	325,458	739	52.84
49 to 60	3	553,756	1.16	184,585	580	61.54
61 to 72	31	7,495,498	15.65	241,790	738	44.41
73 to 84	4	610,622	1.28	152,655	716	44.14
85 to 96	5	299,447	0.63	59,889	643	47.97
97 to 108	7	368,739	0.77	52,677	634	44.67
121 to 132	109	13,002,357	27.15	119,288	740	24.23
133 to 144	57	7,674,256	16.03	134,636	730	21.91
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	196	$37,885,085	79.12%	$193,291	741	39.14%
Reduced Documentation	74	9,999,806	20.88	135,133	720	31.52
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	255	$43,136,535	90.08%	$169,163	734	35.76%
60 Months	15	4,748,356	9.92	316,557	764	53.75
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group II Loans)

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	2	$476,474	1.77%	$238,237	75.00%
520 to 539	1	51,615	0.19	51,615	84.00
540 to 559	1	70,521	0.26	70,521	65.00
580 to 599	2	379,050	1.41	189,525	66.47
600 to 619	1	384,378	1.43	384,378	72.00
620 to 639	1	403,522	1.50	403,522	70.00
640 to 659	2	389,818	1.45	194,909	71.91
660 to 679	3	1,283,068	4.77	427,689	56.64
680 to 699	5	2,337,007	8.69	467,401	52.81
700 to 719	5	2,087,436	7.76	417,487	66.73
720 to 739	11	4,087,186	15.20	371,562	68.82
740 to 759	7	3,158,667	11.75	451,238	63.05
760 or greater	30	11,774,098	43.80	392,470	65.25
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**64.65%**

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	7	$345,419	0.01%	$49,346	623	71.13%
100,001 to 200,000	2	307,679	1.14	153,839	648	59.53
200,001 to 300,000	1	206,136	0.77	206,136	766	65.00
300,001 to 400,000	27	9,515,686	35.40	352,433	738	66.66
400,001 to 500,000	21	8,973,926	33.38	427,330	748	67.65
500,001 to 600,000	6	3,236,682	12.04	539,447	747	64.93
600,001 to 700,000	6	3,553,981	13.22	592,330	731	53.46
900,001 to 1,000,000	1	743,330	2.77	743,330	757	54.00
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	8	$1,482,602	5.52%	$185,325	680	73.10%
6.500 to 6.999	57	23,035,877	85.69	404,138	741	64.46
7.000 to 7.499	6	2,364,360	8.80	394,060	761	61.16
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	7	$1,134,705	4.22%	$162,101	665	68.84%
6.000 to 6.499	64	25,748,135	95.78	402,315	743	64.46
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Original Loan-to-Value of the Group II Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	8	$3,383,799	12.59%	$422,975	752	40.86%
50.01 to 55.00	4	2,047,778	7.62	511,945	708	51.45
55.01 to 60.00	1	600,453	2.23	600,453	669	55.00
60.01 to 65.00	9	3,336,519	12.41	370,724	756	61.01
65.01 to 70.00	14	5,217,878	19.41	372,706	752	64.70
70.01 to 75.00	7	2,897,283	10.78	413,898	757	71.08
75.01 to 80.00	23	8,902,179	33.11	387,051	730	75.41
85.01 to 90.00	5	496,950	1.85	99,390	708	86.39
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group II Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	9	$3,721,625	13.84%	$413,514	745
50.01 to 55.00	6	3,129,640	11.64	521,607	715
55.01 to 60.00	6	2,266,720	8.43	377,787	762
60.01 to 65.00	9	2,754,158	10.25	306,018	745
65.01 to 70.00	12	4,858,665	18.07	404,889	738
70.01 to 75.00	11	4,019,965	14.95	365,451	728
75.01 to 80.00	13	5,635,116	20.96	433,470	753
80.01 to 85.00	2	81,034	0.30	40,517	602
85.01 to 90.00	3	415,916	1.55	138,639	728
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Arkansas	1	$29,419	0.11%	$29,419	747	82.00%
California	32	13,098,009	48.72	409,313	756	64.36
Colorado	3	1,477,920	5.50	492,640	752	65.43
Delaware	1	329,109	1.22	329,109	589	67.00
Florida	4	1,591,220	5.92	397,805	737	65.24
Georgia	1	510,273	1.90	510,273	753	69.00
Illinois	2	907,312	3.38	453,656	702	52.40
Kentucky	1	475,002	1.77	475,002	739	78.00
Maryland	2	918,089	3.42	459,044	720	73.49
Massachusetts	1	427,017	1.59	427,017	693	59.00
Minnesota	1	451,956	1.68	451,956	807	78.00
New Jersey	4	1,240,622	4.61	310,156	789	53.48
New York	4	471,984	1.76	117,996	700	63.09
North Carolina	1	308,818	1.15	308,818	503	75.00
Oregon	1	353,049	1.31	353,049	769	77.00
Pennsylvania	1	400,443	1.49	400,443	765	78.00
South Carolina	1	386,719	1.44	386,719	735	73.00
Texas	5	2,164,041	8.05	432,808	690	66.11
Virginia	3	809,490	3.01	269,830	724	66.87
Washington	2	532,348	1.98	266,174	739	35.81
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	28	$9,167,540	34.10%	$327,412	734	70.79%
Rate/Term Refinance	26	11,364,378	42.27	437,091	754	64.08
Equity Refinance	17	6,350,922	23.62	373,584	724	56.81
Total:	**71**	**$ 26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	65	$26,589,036	98.91%	$409,062	741	64.60%
Second/Vacation	1	70,521	0.26	70,521	545	65.00
Non-Owner Occupied	5	223,283	0.83	44,657	671	70.09
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	51	$20,210,046	75.18%	$396,275	745	63.29%
Condo Low-Rise (Less than 5 stories)	1	70,521	0.26	70,521	545	65.00
Planned Unit Developments (detached)	16	6,458,350	24.02	403,647	728	68.78
Single Family Dwelling (Two-Four Units)	3	143,923	0.54	47,974	684	70.12
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$140,023	0.52%	$140,023	802	41.00%
25 to 36	51	22,382,231	83.26	438,867	752	65.11
37 to 48	7	1,838,218	6.84	262,603	713	64.99
61 to 72	7	753,874	2.80	107,696	542	72.15
73 to 84	1	384,378	1.43	384,378	606	72.00
121 to 132	3	1,177,979	4.38	392,660	719	50.90
133 to 144	1	206,136	0.77	206,136	766	65.00
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group II Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	66	$25,138,349	93.51%	$380,884	737	65.57%
Reduced Documentation	5	1,744,490	6.49	348,898	777	51.40
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	57	$20,346,595	75.69%	$356,958	736	66.34%
60 Months	14	6,536,245	24.31	466,875	753	59.40
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group III Loans)

Credit Score Distribution of the Group III Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	10	$2,224,485	3.28%	$222,449	61.44%
500 to 519	3	396,822	0.59	132,274	82.27
520 to 539	6	1,102,869	1.63	183,812	71.49
540 to 559	6	874,659	1.29	145,776	70.00
560 to 579	10	2,316,109	3.41	231,611	61.68
580 to 599	11	2,741,110	4.04	249,192	69.77
600 to 619	7	1,967,605	2.90	281,086	68.62
620 to 639	13	3,268,702	4.82	251,439	71.59
640 to 659	12	4,022,274	5.93	335,189	72.51
660 to 679	10	3,816,625	5.63	381,663	67.58
680 to 699	8	3,541,281	5.22	442,660	60.77
700 to 719	16	5,056,478	7.46	316,030	69.77
720 to 739	13	4,121,894	6.08	317,069	66.88
740 to 759	19	7,854,577	11.58	413,399	63.91
760 or greater	67	24,518,938	36.15	365,954	62.25
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Group III Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	20	$1,322,678	1.95%	$66,134	587	65.79%
100,001 to 200,000	18	2,232,672	3.29	124,037	623	70.02
200,001 to 300,000	23	4,820,937	7.11	209,606	655	63.24
300,001 to 400,000	72	23,365,582	34.45	324,522	714	69.31
400,001 to 500,000	51	20,383,761	30.05	399,682	706	63.02
500,001 to 600,000	12	5,509,425	8.12	459,119	712	64.18
600,001 to 700,000	10	6,096,519	8.99	609,652	741	67.01
700,001 to 800,000	1	677,426	1.00	677,426	782	48.00
800,001 to 900,000	1	723,844	1.07	723,844	778	44.00
900,001 to 1,000,000	3	2,691,584	3.97	897,195	758	57.62
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Mortgage Rates of the Group III Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	72	$26,042,066	38.40%	$361,695	726	62.69%
7.000 to 7.499	139	41,782,360	61.60	300,593	696	67.04
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Net Mortgage Rates of the Group III Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	211	$67,824,426	100.00%	$321,443	708	65.37%
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Group III Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	4	$1,673,476	2.47%	$418,369	790	39.93%
50.01 to 55.00	10	4,517,826	6.66	451,783	741	48.94
55.01 to 60.00	16	6,689,710	9.86	418,107	726	54.65
60.01 to 65.00	16	4,937,093	7.28	308,568	690	56.95
65.01 to 70.00	31	10,432,667	15.38	336,538	695	62.52
70.01 to 75.00	33	9,827,118	14.49	297,791	701	66.25
75.01 to 80.00	73	23,295,458	34.35	319,116	713	72.22
80.01 to 85.00	5	1,403,391	2.07	280,678	651	80.93
85.01 to 90.00	16	3,742,094	5.52	233,881	673	75.49
90.01 to 95.00	7	1,305,592	1.92	186,513	675	89.88
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Current Loan-to-Value Ratios of the Group III Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	21	$7,112,299	10.49%	$338,681	769
50.01 to 55.00	17	5,438,264	8.02	319,898	704
55.01 to 60.00	30	10,022,980	14.78	334,099	718
60.01 to 65.00	34	10,903,123	16.08	320,680	677
65.01 to 70.00	31	9,271,372	13.67	299,077	696
70.01 to 75.00	35	10,943,396	16.13	312,668	700
75.01 to 80.00	31	11,569,420	17.06	373,207	717
80.01 to 85.00	4	854,133	1.26	213,533	662
85.01 to 90.00	7	1,377,401	2.03	196,772	631
90.01 to 95.00	1	332,039	0.49	332,039	786
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group III Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	58	$19,642,520	28.96%	$338,664	723	62.44%
Florida	16	4,735,560	6.98	295,973	704	62.05
New York	14	4,064,649	5.99	290,332	748	59.71
Texas	14	5,134,742	7.57	366,767	722	65.09
New Jersey	7	2,934,696	4.33	419,242	671	67.74
Georgia	10	3,384,280	4.99	338,428	737	65.56
Virginia	10	3,804,033	5.61	380,403	756	72.13
Alabama	5	1,197,434	1.77	239,487	741	68.77
Arkansas	1	423,117	0.62	423,117	743	78.00
Arizona	4	934,642	1.38	233,661	634	80.14
Colorado	7	2,152,174	3.17	307,453	619	67.33
Connecticut	4	1,864,662	2.75	466,165	771	58.33
District of Columbia	2	677,397	1.00	338,698	740	77.49
Illinois	7	1,524,041	2.25	217,720	705	51.31
Indiana	1	66,837	0.10	66,837	575	68.00
Louisiana	2	640,084	0.94	320,042	678	74.25
Massachusetts	1	101,422	0.15	101,422	598	75.00
Maryland	6	2,159,103	3.18	359,850	597	72.43
Michigan	2	605,757	0.89	302,878	633	76.77
Minnesota	2	574,802	0.85	287,401	696	60.97
Missouri	1	421,437	0.62	421,437	791	75.00
Mississippi	1	975,146	1.44	975,146	684	65.00
Montana	1	375,164	0.55	375,164	664	49.00
North Carolina	5	1,042,314	1.54	208,463	683	76.67
New Mexico	1	350,734	0.52	350,734	803	78.00
Nevada	3	777,477	1.15	259,159	620	79.61
Ohio	3	629,970	0.93	209,990	653	62.88
Oregon	4	907,939	1.34	226,985	636	65.95
Pennsylvania	3	471,582	0.70	157,194	721	68.76
Rhode Island	1	475,167	0.70	475,167	574	54.00
South Carolina	2	426,719	0.63	213,360	625	72.52
Tennessee	3	1,090,044	1.61	363,348	740	65.39
Utah	5	1,759,028	2.59	351,806	660	70.88
Washington	5	1,499,753	2.21	299,951	704	68.24
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	80	$25,780,165	38.01%	$322,252	719	67.92%
Rate/Term Refinance	98	31,962,644	47.13	326,149	705	65.43
Equity Refinance	33	10,081,617	14.86	305,504	685	58.67
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Occupancy Type of the Group III Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	205	$66,369,853	97.86%	$323,755	707	65.51%
Second/Vacation	3	945,106	1.39	315,035	701	60.36
Non-Owner Occupied	3	509,467	0.75	169,822	743	57.38
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Mortgaged Property Types of the Group III Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	143	$46,473,544	68.52%	$324,990	707	64.24%
Townhouse	2	770,308	1.14	385,154	738	67.05
Condo Low-Rise (Less than 5 stories)	9	2,365,385	3.49	262,821	732	64.51
Manufactured Home	1	88,062	0.13	88,062	622	75.00
Planned Unit Developments (detached)	47	16,393,737	24.17	348,803	707	67.72
Single Family Dwelling (Two-to-Four Units)	3	415,780	0.61	138,593	681	68.67
Planned Unit Development (Attached)	6	1,317,610	1.94	219,602	693	74.83
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group III Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	81	$32,724,581	48.25%	$404,007	717	67.02%
37 to 48	16	6,194,976	9.13	387,186	714	69.61
61 to 72	26	4,378,055	6.45	168,387	644	71.55
73 to 84	12	2,065,401	3.05	172,117	671	72.24
121 to 132	67	19,998,097	29.49	298,479	709	59.63
133 to 144	9	2,463,318	3.63	273,702	701	62.69
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Mortgage Loan Documentation Types of the Group III Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	169	$56,921,790	83.93%	$336,815	710	66.23%
Reduced Documentation	42	10,902,637	16.07	259,587	692	60.91
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	201	$64,007,677	94.37%	$318,446	706	65.40%
60 months	10	3,816,749	5.63	381,675	734	64.99
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group IV Loans)

Credit Score Distribution of the Group IV Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	27	$3,801,258	8.69%	$140,787	69.09%
500 to 519	17	2,307,165	5.27	135,716	70.39
520 to 539	19	3,388,257	7.74	178,329	69.27
540 to 559	11	1,046,413	2.39	95,128	67.79
560 to 579	24	3,539,629	8.09	147,485	66.58
580 to 599	17	1,792,991	4.10	105,470	68.39
600 to 619	8	905,732	2.07	113,217	72.47
620 to 639	14	2,051,127	4.69	146,509	67.67
640 to 659	17	3,810,719	8.71	224,160	65.62
660 to 679	11	2,885,769	6.60	262,343	63.71
680 to 699	18	3,229,774	7.38	179,432	58.79
700 to 719	11	2,815,568	6.44	255,961	56.56
720 to 739	9	1,793,668	4.10	199,296	57.39
740 to 759	17	3,800,332	8.69	223,549	65.58
760 or greater	32	6,498,591	14.85	203,081	56.82
Subtotal with Credit Scores	**252**	**$43,666,993**	**99.80%**	**$173,282**	**64.07%**
Not Available	2	86,074	0.20	43,037	48.39
Total:	**254**	**$43,753,067**	**100.00%**	**$ 172,256**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Group IV Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	88	$5,751,402	13.15%	$65,357	594	68.01%
100,001 to 200,000	68	8,239,966	18.83	121,176	625	69.01
200,001 to 300,000	42	8,649,672	19.77	205,945	617	64.63
300,001 to 400,000	31	10,001,974	22.86	322,644	669	64.13
400,001 to 500,000	14	5,076,198	11.60	362,586	701	57.26
500,001 to 600,000	6	2,928,762	6.69	488,127	679	61.16
600,001 to 700,000	3	1,728,524	3.95	576,175	667	56.66
700,001 to 800,000	1	651,736	1.49	651,736	658	59.00
800,001 to 900,000	1	724,834	1.66	724,834	699	49.00
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Mortgage Rates of the Group IV Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	55	$12,620,444	28.84%	$229,463	647	60.53%
7.500 to 7.999	199	31,132,623	71.16	156,445	645	65.46
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Net Mortgage Rates of the Group IV Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	254	$43,753,067	100.00%	$172,256	645	64.04%
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Group IV Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	16	$2,852,583	6.52%	$178,286	698	32.45%
50.01 to 55.00	6	1,218,666	2.79	203,111	668	44.52
55.01 to 60.00	15	3,382,342	7.73	225,489	703	51.92
60.01 to 65.00	12	1,731,398	3.96	144,283	653	52.85
65.01 to 70.00	32	6,771,440	15.48	211,607	669	59.64
70.01 to 75.00	48	8,895,823	20.33	185,330	637	66.11
75.01 to 80.00	88	14,098,764	32.22	160,213	632	71.97
80.01 to 85.00	12	1,507,927	3.45	125,661	557	77.67
85.01 to 90.00	22	2,991,176	6.84	135,963	610	79.30
90.01 to 95.00	3	302,948	0.69	100,983	490	89.22
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Current Loan-to-Value Ratios of the Group IV Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$6,164,527	14.09%	$171,237	710
50.01 to 55.00	16	2,665,331	6.09	166,583	678
55.01 to 60.00	28	6,271,942	14.33	223,998	663
60.01 to 65.00	24	4,749,058	10.85	197,877	635
65.01 to 70.00	35	7,191,394	16.44	205,468	659
70.01 to 75.00	71	10,585,272	24.19	149,088	606
75.01 to 80.00	26	3,892,756	8.90	149,721	632
80.01 to 85.00	16	2,000,946	4.57	125,059	582
85.01 to 90.00	1	125,962	0.29	125,962	424
90.01 to 95.00	1	105,879	0.24	105,879	483
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group IV Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	45	$10,461,470	23.91%	$232,477	674	58.77%
Florida	26	3,447,122	7.88	132,582	620	70.62
New York	27	4,933,739	11.28	182,731	680	57.07
Texas	26	3,294,404	7.53	126,708	637	70.84
New Jersey	11	1,838,292	4.20	167,117	687	52.71
Georgia	9	2,301,848	5.26	255,761	608	65.08
Virginia	4	515,003	1.18	128,751	692	54.22
Alabama	1	168,917	0.39	168,917	514	68.00
Arizona	6	797,184	1.82	132,864	660	71.11
Colorado	3	267,461	0.61	89,154	694	74.93
Connecticut	4	868,084	1.98	217,021	591	65.87
Delaware	3	350,576	0.80	116,859	497	76.78
Hawaii	3	1,496,069	3.42	498,690	677	64.88
Idaho	3	283,570	0.65	94,523	636	72.15
Illinois	10	1,640,473	3.75	164,047	571	57.58
Indiana	3	150,653	0.34	50,218	664	69.76
Louisiana	5	1,123,998	2.57	224,800	608	74.24
Maryland	8	1,108,112	2.53	138,514	617	65.31
Maine	1	81,838	0.19	81,838	586	72.00
Michigan	2	213,399	0.49	106,700	559	77.64
Minnesota	2	492,828	1.13	246,414	664	74.18
Missouri	4	645,213	1.47	161,303	671	69.27
North Carolina	4	957,526	2.19	239,382	613	74.52
Nebraska	2	447,494	1.02	223,747	726	76.57
New Mexico	1	91,891	0.21	91,891	592	74.00
Nevada	2	360,484	0.82	180,242	552	71.55
Ohio	2	129,269	0.30	64,634	660	69.74
Oregon	5	717,693	1.64	143,539	638	70.59
Pennsylvania	7	785,648	1.80	112,235	647	56.13
Rhode Island	1	374,551	0.86	374,551	791	79.00
South Carolina	3	203,664	0.47	67,888	509	77.58
Tennessee	2	214,741	0.49	107,371	654	74.68
Utah	8	1,552,823	3.55	194,103	630	70.34
Virgin Islands	1	74,342	0.17	74,342	509	75.00
Vermont	1	83,693	0.19	83,693	545	59.00
Washington	6	911,954	2.08	151,992	569	53.94
Wisconsin	3	367,042	0.84	122,347	610	74.80
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group IV Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	90	$12,001,422	27.43%	$133,349	640	68.50%
Rate/Term Refinance	98	20,091,402	45.92	205,014	652	63.72
Equity Refinance	66	11,660,243	26.65	176,670	639	60.00
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Occupancy Type of the Group IV Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	220	$39,958,530	91.33%	$181,630	645	63.64%
Second/Vacation	12	2,013,736	4.60	167,811	668	64.62
Non-Owner Occupied	22	1,780,802	4.07	80,946	627	72.29
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Mortgaged Property Types of the Group IV Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	185	$32,611,566	74.54%	$176,279	646	63.37%
Townhouse	4	314,617	0.72	78,654	532	78.99
Condo Low-Rise (Less than 5 stories)	11	1,576,345	3.60	143,304	684	65.63
Manufactured Home	5	351,736	0.80	70,347	646	67.87
Planned Unit Developments (detached)	31	6,963,966	15.92	224,644	637	64.59
Single Family Dwelling (Two-to-Four Units)	14	1,664,221	3.80	118,873	648	69.70
Planned Unit Development (Attached)	4	270,617	0.62	67,654	691	63.99
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group IV Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	12	$3,504,931	8.01%	$292,078	678	70.74%
37 to 48	3	1,073,053	2.45	357,684	714	59.82
49 to 60	1	164,845	0.38	164,845	594	81.00
61 to 72	93	14,510,368	33.16	156,025	619	69.33
73 to 84	62	6,685,520	15.28	107,831	611	70.64
97 to 108	4	638,045	1.46	159,511	518	62.33
121 to 132	67	14,621,632	33.42	218,233	665	56.18
133 to 144	12	2,554,674	5.84	212,889	731	53.61
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Mortgage Loan Documentation Types of the Group IV Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	151	$28,692,703	65.58%	$190,018	650	65.12%
Reduced Documentation	103	15,060,364	34.42	146,217	637	61.97
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Prepayment Penalty Terms of the Group IV Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	254	$43,753,067	100.00%	$172,256	645	64.04%
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group V Loans)

Credit Score Distribution of the Group V Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	41	$3,620,010	9.25%	$88,293	75.50%
500 to 519	35	3,878,797	9.91	110,823	74.70
520 to 539	27	2,998,623	7.66	111,060	74.00
540 to 559	33	2,891,712	7.39	87,628	75.83
560 to 579	35	3,158,584	8.07	90,245	74.34
580 to 599	34	3,888,855	9.94	114,378	74.58
600 to 619	35	4,148,935	10.60	118,541	73.53
620 to 639	21	2,012,551	5.14	95,836	76.02
640 to 659	16	1,301,161	3.32	81,323	71.59
660 to 679	17	2,756,457	7.04	162,145	67.74
680 to 699	13	1,258,223	3.21	96,786	68.83
700 to 719	9	838,420	2.14	93,158	53.35
720 to 739	8	467,009	1.19	58,376	64.86
740 to 759	15	1,377,089	3.52	91,806	68.25
760 or greater	17	3,959,569	10.12	232,916	56.98
Subtotal	**356**	**$38,555,994**	**98.52%**	**$108,303**	**71.28%**
Not Available	5	581,070	1.48	116,214	63.68
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Group V Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	217	$12,857,593	32.85%	$59,252	588	73.01%
100,001 to 200,000	100	12,306,967	31.45	123,070	595	72.53
200,001 to 300,000	21	4,767,746	12.18	227,036	561	74.10
300,001 to 400,000	11	3,448,859	8.81	313,533	685	67.12
400,001 to 500,000	6	2,571,553	6.57	428,592	618	64.43
500,001 to 600,000	4	2,024,394	5.17	506,099	701	71.02
600,001 to 700,000	2	1,159,952	2.96	579,976	742	51.35
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Mortgage Rates of the Group V Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	65	$9,595,505	24.52%	$147,623	664	65.27%
8.000 to 8.499	162	16,535,486	42.25	102,071	601	71.67
8.500 to 8.999	101	10,276,340	26.26	101,746	581	74.00
9.000 to 9.499	20	1,685,289	4.31	84,264	552	81.10
9.500 to 9.999	8	639,101	1.63	79,888	564	69.31
10.000 to 10.499	1	179,700	0.46	179,700	544	86.00
11.000 to 11.499	3	160,926	0.41	53,642	548	73.96
12.500 to 12.999	1	64,717	0.17	64,717	520	78.00
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group V Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	200	$23,252,207	59.41%	$116,261	628	68.98%
8.000 to 8.499	117	11,954,306	30.54	102,174	580	73.72
8.500 to 8.999	31	2,964,459	7.57	95,628	575	75.39
9.000 to 9.499	7	526,468	1.35	75,210	573	78.68
9.500 to 9.999	2	213,982	0.55	106,991	540	84.56
10.500 to 10.999	3	160,926	0.41	53,642	548	73.96
12.000 to 12.499	1	64,717	0.17	64,717	520	78.00
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Original Loan-to-Value of the Group V Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	12	$1,104,831	2.82%	$92,069	711	33.57%
50.01 to 55.00	7	1,194,641	3.05	170,663	744	49.60
55.01 to 60.00	15	1,639,549	4.19	109,303	655	51.07
60.01 to 65.00	11	1,254,713	3.21	114,065	636	56.03
65.01 to 70.00	35	3,900,921	9.97	111,455	609	62.60
70.01 to 75.00	42	6,028,391	15.40	143,533	629	67.84
75.01 to 80.00	118	12,919,808	33.01	109,490	596	73.76
80.01 to 85.00	19	1,736,175	4.44	91,378	578	78.90
85.01 to 90.00	85	7,531,696	19.24	88,608	576	83.54
90.01 to 95.00	17	1,826,339	4.67	107,432	572	89.02
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group V Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	26	$2,865,882	7.32%	$110,226	718
50.01 to 55.00	11	1,937,264	4.95	176,115	690
55.01 to 60.00	17	1,621,758	4.14	95,398	621
60.01 to 65.00	33	3,925,314	10.03	118,949	628
65.01 to 70.00	32	4,447,021	11.36	138,969	594
70.01 to 75.00	69	8,236,843	21.05	119,375	614
75.01 to 80.00	72	6,509,758	16.63	90,413	577
80.01 to 85.00	62	5,505,252	14.07	88,794	584
85.01 to 90.00	37	3,958,512	10.11	106,987	555
90.01 to 95.00	2	129,462	0.33	64,731	606
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group V Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	19	$4,817,552	12.31%	$253,555	654	62.01%
Florida	61	5,702,295	14.57	93,480	592	72.44
New York	22	4,168,245	10.65	189,466	617	69.14
Texas	44	3,523,299	9.00	80,075	582	75.95
New Jersey	8	627,567	1.60	78,446	613	54.77
Georgia	19	1,830,065	4.68	96,319	552	72.77
Virginia	1	98,347	0.25	98,347	623	76.00
Alabama	3	148,490	0.38	49,497	554	80.11
Arizona	22	1,917,060	4.90	87,139	577	79.21
Colorado	6	1,060,045	2.71	176,674	619	67.27
Connecticut	5	1,160,628	2.97	232,126	752	70.37
Delaware	1	365,702	0.93	365,702	809	61.00
Idaho	2	201,525	0.51	100,762	509	86.00
Illinois	10	842,169	2.15	84,217	598	77.90
Indiana	8	483,858	1.24	60,482	563	76.26
Kentucky	1	55,266	0.14	55,266	763	17.00
Louisiana	5	533,237	1.36	106,647	580	77.05
Massachusetts	2	349,216	0.89	174,608	641	69.65
Maryland	2	210,837	0.54	105,419	643	85.90
Michigan	17	1,514,592	3.87	89,094	556	68.01
Minnesota	1	191,032	0.49	191,032	558	90.00
Missouri	6	468,788	1.20	78,131	559	78.28
Mississippi	2	184,970	0.47	92,485	515	76.00
Montana	1	82,692	0.21	82,692	615	81.00
North Carolina	11	932,456	2.38	84,769	582	73.67
North Dakota	1	168,634	0.43	168,634	535	65.00
Nebraska	2	93,876	0.24	46,938	587	79.69
New Hampshire	1	50,889	0.13	50,889	580	71.00
New Mexico	6	672,674	1.72	112,112	628	65.89
Nevada	4	524,240	1.34	131,060	631	76.70
Ohio	15	1,014,132	2.59	67,609	554	78.39
Oklahoma	4	173,868	0.44	43,467	567	83.85
Oregon	6	521,177	1.33	86,863	603	63.71
Pennsylvania	11	744,380	1.90	67,671	572	68.31
South Carolina	4	458,069	1.17	114,517	614	74.47
Tennessee	8	531,632	1.36	66,454	630	78.07
Utah	8	779,540	1.99	97,442	613	70.70
Vermont	1	173,244	0.44	173,244	482	80.00
Washington	4	1,369,049	3.50	342,262	697	67.94
Wisconsin	6	338,567	0.87	56,428	562	78.52
Wyoming	1	53,162	0.14	53,162	514	76.00
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group V Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	193	$19,754,178	50.47%	$102,353	603	75.10%
Rate/Term Refinance	91	11,489,243	29.36	126,255	631	66.21
Equity Refinance	77	7,893,643	20.17	102,515	587	68.54
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Occupancy Type of the Group V Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	199	$26,343,240	67.31%	$132,378	606	69.12%
Second/Vacation	30	3,209,155	8.20	106,972	677	70.14
Non-Owner Occupied	132	9,584,669	24.49	72,611	593	77.12
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Mortgaged Property Types of the Group V Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	226	$24,069,345	61.50%	$106,502	608	69.91%
Townhouse	3	300,965	0.77	100,322	564	82.62
Condo Low-Rise (Less than 5 stories)	22	1,377,339	3.52	62,606	583	74.08
Condo High-Rise (9 stories or more)	4	613,247	1.57	153,312	667	67.91
Manufactured Home	8	670,780	1.71	83,848	669	60.79
Planned Unit Developments (detached)	39	5,573,189	14.24	142,902	625	69.71
Single Family Dwelling (Two-to-Four Units)	50	5,808,249	14.84	116,165	582	78.34
Planned Unit Development (Attached)	9	723,950	1.85	80,439	642	68.62
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group V Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	3	$730,534	1.87%	$243,511	784	47.49%
37 to 48	13	1,399,616	3.58	107,663	545	77.16
49 to 60	13	1,548,041	3.96	119,080	542	80.71
61 to 72	178	17,079,828	43.64	95,954	595	74.87
73 to 84	109	10,006,326	25.57	91,801	611	73.63
85 to 96	9	843,748	2.16	93,750	577	62.32
97 to 108	15	2,488,764	6.36	165,918	570	65.55
109 to 120	3	599,434	1.53	199,811	547	68.37
121 to 132	15	3,818,424	9.76	254,562	719	54.85
133 to 144	1	216,159	0.55	216,159	586	64.00
greater than 145	2	406,190	1.04	203,095	508	54.37
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Mortgage Loan Documentation Types of the Group V Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	240	$24,208,570	61.86%	$100,869	602	75.39%
Reduced Documentation	121	14,928,493	38.14	123,376	617	64.32
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Prepayment Penalty Terms of the Group V Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	361	$39,137,064	100.00%	$108,413	608	71.17%
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

GMAC RFC

New Issue Computational Materials

(Part I of II)

Seasoned Mortgage Loan New Issue

$224,805,675 (Approximate)

Mortgage-Backed Pass-Through Certificates, Series 2004-SL4

RAMP Series 2004-SL4 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

December 7, 2004

Expected Timing:	Pricing Date:	On or about December [10], 2004
	Settlement Date:	On or about January [4], 2005
	First Payment Date:	January 25, 2005
Structure:	$224,805,675 million senior/subordinate [shifting interest structure]	
Structural Cut-off Date:	November 1, 2004	
Cut-off Date:	December 1, 2004	

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

RAMP Series 2004-SL4 Trust Structure Summary

December 7, 2004

$224,805,675 (Approximate - Subject to Revision)

Characteristics of the Offered Certificates [1], [2]

Class	Amount ($)	Ratings (S&P / Fitch)	Designations	Coupon	Pricing Prepayment Speed	Interest Accrual Basis	WAL (yrs.) to Call	Prnl. Window (mos.) to Call / # of Mos.	Expected Maturity to Call	Final Scheduled Maturity	Anticip Initia Subordin
A-I	46,783,000	AAA/AAA	Sr/Variable/Pass Through	6.46091% [4]	40% CPR	30/360	1.48	1-99 / 99	March-2013	Jun-2018	2.30%
A-II	26,229,000	AAA/AAA	Sr/Fixed/Pass Through	6.00000%	40% CPR	30/360	1.77	1-99 / 99	March-2013	Aug-2032	2.30%
A-III	66,264,000	AAA/AAA	Sr/Fixed/Pass Through	6.50000%	40% CPR	30/360	1.76	1-99 / 99	March-2013	Aug-2032	2.30%
A-IV	42,746,000	AAA/AAA	Sr/Fixed/Pass Through	7.00000%	40% CPR	30/360	1.76	1-99 / 99	March-2013	Jun-2032	2.30%
A-V	38,236,000	AAA/AAA	Sr/Fixed/Pass Through	7.50000%	40% CPR	30/360	1.77	1-99 / 99	March-2013	Jun-2032	2.30%
A-IO	8,170,576 [3]	AAA/AAA	Sr/Interest Only/ Fixed	7.00000%	40% CPR	30/360	1.89	–		Aug-2032	2.30%
A-PO	34,775	AAA/AAA	Sr/Principal Only	–	40% CPR	30/360	1.87	–		Apr-2031	2.30%
R-I	50	AAA/AAA	Sr/Residual/ Fixed	6.00000%	40% CPR	30/360	–	1-1 / 1	January 2005	–	2.30%
R-II	50	AAA/AAA	Sr/Residual/ Fixed	6.00000%	40% CPR	30/360	–	1-1 / 1	January 2005	–	2.30%
M-1	3,723,700	AA/NA	Mezz/Variable	6.70273% [5]	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.65%
M-2	563,700	A/NA	Mezz/Variable	6.70273% [5]	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.40%
M-3	225,400	BBB/NA	Mezz/Variable	6.70273% [5]	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.30%
Total	224,805,675										
NON-OFFERED CERTIFICATES											
B-1	112,700	BB/NA	Subordinate/Variable	6.70273% [5]	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.25%
B-2	225,400	B/NA	Subordinate/Variable	6.70273% [5]	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.15%
B-3	338,513	NR/NA	Subordinate/Variable	6.70273% [5]	40% CPR	30/360	6.32	1-99 / 99	March-2013	Aug-2032	0.00%

Formatted: Font: 3 pt

Notes:

(1) Class sizes subject to a 10% variance.

(2) Each Certificate is illustrated as priced to a 1% optional termination.

(3) The notional amount of the Class A-IO Certificates will be equal to the sum of (1) (a) the aggregate principal balance of each Mortgage Loan in Loan Group II having a net mortgage rate greater than 6.00%, numerator of which is the weighted average of the net mortgage rates for all such mortgage loans minus 6.00%, and the denominator of which is equal to 7.00%, (2) (a) the aggregate principal balance of eacl having a net mortgage rate greater than 6.50%, multiplied by (b) a fraction, the numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 6.50%, and the denon (a) the aggregate principal balance of each Mortgage Loan in Loan Group IV having a net mortgage rate greater than 7.00%, multiplied by (b) a fraction, the numerator of which is the weighted average of the Mortgage Loans minus 7.00%, and the denominator of which is equal to 7.00%, and (4) (a) the aggregate principal balance of each Mortgage Loan in Loan Group V having a net mortgage rate greater than 7. numerator of which is the weighted average of the net mortgage rates for all such Mortgage Loans minus 7.50%, and the denominator of which is equal to 7.00%. The initial notional amount for the Class A- $8,170,576.

(4) The initial pass-through rate on the Class A-I Certificates is projected to be approximately 6.46091% per annum. After the first distribution date, the per annum pass-through rate on the Class A-I Certificates net mortgage rates for all such Mortgage Loans in Group I.

(5) The initial pass-through rate on the Class M and Class B Certificates is projected to be approximately 6.70273% per annum. After the first distribution date, the per annum pass-through rate on the Class M a weighted average of the pass-through rates on the related Senior Certificates (other than the Class A-IO and Class A-PO Certificates), weighted in proportion to the results of subtracting from the aggregate p group (other than the portion attributable to the Class A-PO Certificates) the aggregate certificate principal balance of the related Senior Certificates (other than the Class A-PO Certificates).

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

COLLATERAL SUMMARY (LOAN GROUPS I THROUGH V):

Current LTV's have been calculated based on current mortgage loan balance and mortgaged property value at the time of mortgage loan origination.

Credit Scores have been updated prior to the Statistical Cut-Off Date.

All collateral information contained herein is as of the Statistical Cut-Off Date of November 1, 2004.

Mortgage Loans in the Aggregate			
Agg. Scheduled Balance	$225,482,288.32	WA Original LTV	70.57%
Avg. Scheduled Balance	$193,215.33	WA Current LTV	60.12%
Gross WAC	7.26%	WA Credit Score	688
WAM (months)	247	Full Doc	76.66%
Seasoning (months)	74	Limited Doc	23.34%
California Concentration	28.82%		

Loan Group I: 15 Year			
Agg. Scheduled Balance	$47,884,890.93	WA Original LTV	63.26%
Avg. Scheduled Balance	$177,351.45	WA Current LTV	37.55%
Gross WAC	6.79%	WA Credit Score	737
WAM (months)	96	Full Doc	79.12%
Seasoning (months)	84	Limited Doc	20.88%
California Concentration	35.44%		

LOAN GROUP II: 30 YEAR, Net MORTGAGE RATES < 6.50%			
Agg. Scheduled Balance	$26,882,839.56	WA Original LTV	67.94%
Avg. Scheduled Balance	$378,631.54	WA Current LTV	64.65%
Gross WAC	6.73%	WA Credit Score	740
WAM (months)	319	Full Doc	93.51%
Seasoning (months)	38	Limited Doc	6.49%
California Concentration	48.72%		

Loan Group III: 30 Year, 6.50% </= Net Mortgage Rates < 7.00%			
Agg. Scheduled Balance	$67,824,426.39	WA Original LTV	71.90%
Avg. Scheduled Balance	$321,442.78	WA Current LTV	65.37%
Gross WAC	7.01%	WA Credit Score (1)	708
WAM (months)	291	Full Doc	83.93%
Seasoning (months)	68	Limited Doc	16.07%
California Concentration	28.96%		

Loan Group IV: 30 Year, 7.00 < / = Net Mortgage Rates < 7.50%			
Agg. Scheduled Balance	$43,753,067.48	WA Original LTV	72.08%
Avg. Scheduled Balance	$172,256.17	WA Current LTV	64.04%
Gross WAC	7.56%	WA Credit Score (1)	645
WAM (months)	268	Full Doc	65.58%
Seasoning (months)	90	Limited Doc	34.42%
California Concentration	23.91%		

Loan Group V: 30 Year, Net Mortgage Rates > / = 7.50%			
Agg. Scheduled Balance	$39,137,063.96	WA Original LTV	77.29%
Avg. Scheduled Balance	$108,412.92	WA Current LTV	71.17%
Gross WAC	8.31%	WA Credit Score (1)	608
WAM (months)	281	Full Doc	61.86%
Seasoning (months)	78	Limited Doc	38.14%
California Concentration	12.31%		

(1) WA Credit Score represents only those loans with available FICO scores.

TRANSACTION TERMS:

Issuer RAMP Series 2004-SL4 Trust.

Series Name: Mortgage-Backed Pass-Through Certificates, Series 2004-SL4.

Depositor: Residential Asset Mortgage Products, Inc. (***"RAMP"***), an affiliate of the Master Servicer.

Master Servicer: Residential Funding Corporation (***"RFC"***).

Subservicer: HomeComings Financial Network, Inc. (***"HomeComings"***) will subservice approximately [43.52]% of the mortgage loans as of the Cut-Off Date. HomeComings is an affiliate of the Master Servicer.

Trustee: Deutsche Bank Trust Company Americas.

Underwriter: Residential Funding Securities Corporation.

Cut-off Date: December 1, 2004.

Closing Date: On or about January 4, 2005.

Certificates: Class A-I Certificates (the ***"Group I Certificates"***).

Class A-II, Class R-I and Class R-II Certificates (the ***"Group II Certificates"***).

Class A-III Certificates (the ***"Group III Certificates"***).

Class A-IV Certificates (the ***"Group IV Certificates"***).

Class A-V Certificates (the ***"Group V Certificates"***).

Group I Certificates, Class A-IO, Class A-PO, and together with the Group II Certificates (other than the Class R-I Certificates and Class R-II Certificates), Group III Certificates, Group IV Certificates, and Group V Certificates, the ***"Class A Certificates"***.

	The Class A-PO referred to herein as a "***Class PO Certificate***".
	The Class R-I Certificates and Class R-II Certificates are referred to together as the "***Class R Certificates***".
	The Class A Certificates and Class R Certificates are referred to collectively as the "***Senior Certificates***".
	Class M-1, Class M-2 and Class M-3 Certificates (the "***Class M Certificates***").
	Class B-1, Class B-2 and Class B-3 Certificates (the "***Class B Certificates***").
Offered Certificates:	The Senior Certificates and the Class M Certificates.
Non-Offered Certificates:	Class B Certificates.
Distribution Date:	The 25th day of each month or, if such day is not a business day, then the next succeeding business day, beginning in January 2005.
Accrual Period:	For any Distribution Date, the Offered Certificates accrue interest on a 30/360 basis during the calendar month immediately preceding that Distribution Date.
Delay Days:	24 days.
Optional Termination:	On any Distribution Date on which the aggregate outstanding stated principal balance of the mortgage loans as of the related determination date is less than 1% of their aggregate principal balance as of the Cut-Off Date, Residential Funding or its designee may, but will not be required to purchase from the trust all of the remaining mortgage loans and cause an early retirement of the certificates; or, purchase all of the certificates.
Certificate Ratings:	The Senior Certificates are expected to be rated by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., ("***S&P***") and Fitch Ratings ("***Fitch***"), and the Subordinate Certificates are expected to be rated only by S&P, in all cases with the ratings indicated above.
ERISA Eligibility:	The Class A Certificates and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans, individual retirement accounts or other arrangements subject to ERISA or 4975 of the Code, subject to considerations described in the prospectus supplement. The Class R Certificates generally will not be eligible for purchase by or with assets of such plans.
SMMEA:	When issued, the Class A, Class R and Class M-1 Certificates will, and the Class M-2 Certificates and Class M-3 Certificates will not, be "mortgage related securities" for the purposes of SMMEA.
Registration:	The Offered Certificates, other than the Class R Certificates, will be available in book-entry form through DTC, Clearstream and Euroclear.
Federal Tax Treatment:	The trust will make one or more REMIC elections.
Principal and Interest Advancing:	For any month, if the Master Servicer receives a payment on a mortgage loan that is less than the full scheduled payment, or if no payment is received at all, the Master Servicer will advance its own funds to cover that shortfall. However, the Master Servicer will make an advance only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.
Compensating Interest:	For any Distribution Date, the Master Servicer will cover prepayment interest shortfalls up to an amount equal to the lesser of (a) one-twelfth of 0.125% of the aggregate principal balance of the mortgage loans immediately preceding that Distribution Date and (b) the sum of the master servicing fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans.

Mortgage Loans:

The aggregate principal balance of the mortgage pool as of the Cut-Off Date is approximately $225,482,288 and consists of approximately 1,167 fixed-rate, seasoned mortgage loans secured by first liens on residential properties.

The mortgage pool consists of five groups of mortgage loans, substantially all of which were sourced from terminated Residential Funding Mortgage Securities I, Inc. and Residential Accredit Loans, Inc. trusts, RFC's shelf registrations primarily for the securitization of Jumbo A and Alt-A mortgages, respectively. Group I is comprised of mortgage loans with an initial term to maturity of 15 years or less; Group II is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates less than 6.500%; Group III is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 6.500% and less than 7.000%, Group IV is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.000% and less than 7.500% and Group V is comprised of mortgage loans with an initial term to maturity of up to 30 years and net mortgage rates equal to or greater than 7.500%.

NOTE: Information contained herein reflects the November 1, 2004 Statistical Cut-Off Date scheduled balances. Collateral information contained herein is preliminary and indicative. On the Closing Date, the aggregate principal balance of the mortgage loans will equal the aggregate principal balance of the Certificates as of the December 1, 2004 Cut-Off Date.

Designation	Number of Mortgage Loans	Statistical Cut-Off Date Principal Balance
Group I	270	$47,884,891
Group II	71	$26,882,840
Group III	211	$67,824,426
Group IV	254	$43,753,067
Group V	361	$39,137,064

As of October 1, 2004, the most recent date for which such information is available, none of the loans were one-month or more delinquent. As of that date 0.30% of the mortgage loans had been one-month delinquent once in the previous twelve months and 0.53% of the mortgage loans had been one-month or more delinquent more than once in the previous twelve months. A loan is considered to be "one-month" or "30 to 59 days" delinquent when a payment due on any due date remains unpaid as of the close of business on the next following monthly due date. However, since the determination as to whether a loan falls into this category is made as of the close of business on the last business day of each month, a loan with a payment due on July 1st that remained unpaid as of the close of business on July 31st would still be considered current as of July 31st. If that payment remained unpaid as of the close of business on August 31st, the loan would then be considered to be 30 to 59 days delinquent. Delinquency information presented herein as of August 1, 2004 is determined and prepared as of the close of business on the last business day immediately prior to August 1, 2004. Such delinquency information will be updated in the prospectus supplement to reflect the delinquency status as of the close of business on the last business day immediately prior to the Cut-Off Date.

For further collateral information, see "Collateral Summary", "Collateral Details", and "Terminated Trust Historical Performance" herein.

Priority of Distributions: Distributions on the Offered Certificates will be made from available amounts in each loan group as follows:

- Distributions of interest to the related interest-bearing Senior Certificates
- Distribution of principal to the related Class PO Certificates
- Distribution of principal to the remaining classes of related Senior Certificates entitled to principal
- Payment to Master Servicer for certain unreimbursed advances
- Distribution to the Class M Certificates in the following order:
  - Interest to the Class M-1 Certificates
  - Principal to the Class M-1 Certificates
  - Interest to the Class M-2 Certificates
  - Principal to the Class M-2 Certificates
  - Interest to the Class M-3 Certificates
  - Principal to the Class M-3 Certificates

Distribution of Principal: The holders of the Senior Certificates of each group, other than the Class A-IO Certificates, will be entitled to receive on each Distribution Date, to the extent of the portion of the related available distribution amount for such group remaining after the distribution of the related senior interest distribution amount, a distribution allocable to principal, equal to the related senior principal distribution amount and the related Class PO distribution amount in the order and priority described above.

The holders of each class of Class M Certificates will be entitled to receive payments of principal on each Distribution Date to the extent of funds available from each loan group, after payments of interest and principal to the related Senior Certificates and any class of Class M Certificates with a higher payment priority, and after payments of interest to that class of Class M Certificates in the order and priority described above.

Shifting of Interests: All principal prepayments and other unscheduled payments of principal from each loan group will be allocated to the related Senior Certificates during the first five years after the closing date. A disproportionately large portion of principal prepayments and other unscheduled payments of principal will be allocated to the related Senior Certificates during the next four years, subject to loss and delinquency tests described in the prospectus supplement. This provides additional credit enhancement for the related Senior Certificates by reserving a greater portion of the principal balance of the Class M Certificates and Class B Certificates for the absorption of losses.

All mortgagor prepayments not otherwise distributable to the related Senior Certificates will be allocated on a pro rata basis among the class of Class M Certificates with the highest payment priority then outstanding with a certificate principal balance greater than zero and each other class of Class M Certificates and Class B Certificates for which certain loss levels established for that class in the pooling and servicing agreement have not been exceeded. The related loss level on any Distribution Date would be satisfied as to any class M-2, Class M-3 or Class B Certificates, respectively, only if the sum of the current percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto were at least equal to the sum of the initial percentage interests in the mortgage pool evidenced by that class and each class, if any, subordinate thereto.

Allocation of Losses/Subordination: Losses, other than excess fraud losses, excess bankruptcy losses, and excess special hazard losses, will be allocated in full first to the Class B Certificates, then to the Class M-3, Class M-2 and Class M-1 Certificates, in that order. Excess fraud losses, excess bankruptcy losses, and excess special hazard losses will be allocated to all Classes of certificates pro rata (other than a Class PO Certificate, which will bear a share of such excess loss equal to its percentage interest in the principal of the related mortgage loan.) If the certificate principal balances of the Class M Certificates and Class B Certificates have been reduced to zero, losses on the mortgage loans in a loan group will be allocated among the related Senior Certificates, as more fully described in the prospectus supplement.

Investors in the Senior Certificates should be aware that because the Class M Certificates and Class B Certificates represent interests in all loan groups, the certificate principal balances of the Class M Certificates and Class B Certificates could be reduced to zero as a result of a disproportionate amount of realized losses on the mortgage loans in one or more loan groups. Therefore, notwithstanding that realized losses on the mortgage loans in one loan group may only be allocated to the related Senior Certificates, the allocation to the Class M Certificates and Class B Certificates of realized losses on the mortgage loans in the other loan groups will reduce the subordination provided to such Senior Certificates by the Class M Certificates and Class B Certificates and increase the likelihood that realized losses may be allocated to such Senior Certificates.

Weighted Average Monthly Fees: Master servicing fee and subservicing fee of approximately:

0.330 for Group I
0.350 for Group II
0.287 for Group III
0.292 for Group IV
0.300 for Group V

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

New Issue Computational Materials

(Part II of II)

Seasoned Mortgage Loan New Issue

$224,805,675 (Approximate)

Mortgage-Backed Pass-Through Certificates, Series 2004-SL4

RAMP Series 2004-SL4 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Seller and Master Servicer

December 7, 2004

GMAC RFC Securities

Any transactions in the certificates will be effected through Residential Funding Securities Corporation.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of November 1, 2004)

Deal Name and Group	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size	Cumulative Loss	Severity	Contribution to RAMP 2004-SL4
1999-QS5 CONFORMING	X		X	4/1/1999	$ 192,405,752	$ 3,615,818	0.27%	32.92%	1.60%
1999-QS5 NON-CONF	X		X	4/1/1999	103,600,604	949,371	0.37%	21.92%	0.42%
RALI 1998-QS12 CONFORMING	X		X	9/1/1998	208,041,980	460,195	0.24%	25.71%	0.20%
RALI 1998-QS14	X		X	10/1/1998	427,918,417	7,253,958	0.21%	24.92%	3.22%
RALI 1998-QS15 CONFORMING	X		X	11/1/1998	268,837,087	6,069,475	0.22%	22.41%	2.69%
RALI 1998-QS15 NON-CONFORMING	X		X	11/1/1998	161,322,417	2,329,202	0.45%	28.68%	1.03%
RALI 1998-QS17	X		X	12/1/1998	242,050,653	3,819,308	0.15%	26.57%	1.69%
RALI 1998-QS17 CONFORMING	X		X	12/1/1998	215,146,323	3,015,511	0.15%	25.94%	1.34%
RALI 1998-QS17 NON-CONFORMING	X		X	12/1/1998	107,707,303	599,767	0.32%	15.61%	0.27%
RALI 1999-QS1	X		X	1/1/1999	268,851,631	4,820,545	0.21%	29.59%	2.14%
RALI 1999-QS13 CONF	X		X	10/1/1999	177,992,506	263,268	0.38%	34.61%	0.12%
RALI 1999-QS15	X		X	12/1/1999	217,369,717	374,875	0.37%	26.18%	0.17%
RALI 1999-QS6 CONF	X		X	5/1/1999	261,444,059	5,794,848	0.34%	27.08%	2.57%
RALI 1999-QS6 NONCONF	X		X	5/1/1999	140,790,943	2,144,266	0.17%	15.58%	0.95%
RALI 1999-QS7	X		X	6/1/1999	350,510,075	6,013,764	0.28%	20.52%	2.67%
RALI 1999-QS9	X		X	7/1/1999	270,813,177	5,391,508	0.30%	32.20%	2.39%
RALI 2000 QS11 GROUP 2	X		X	9/1/2000	43,357,556	376,570	0.00%	0.00%	0.17%
RALI 2000-QS10	X		X	9/1/2000	297,390,982	868,858	0.16%	17.81%	0.39%
RALI 2000-QS14 CONFORM	X		X	12/1/2000	160,342,595	260,325	0.33%	24.51%	0.12%
RALI 2001-QS2 CONFORM	X		X	2/1/2001	111,535,439	538,025	0.23%	16.11%	0.24%
RALI 2001-QS3 NONCONFORM		X	X	3/1/2001	212,427,176	676,529	0.15%	18.57%	0.30%
RASC 1997-KS3 FIXED GRP I	X		X	8/1/1997	200,042,997	222,798	2.02%	45.98%	0.10%
RASC 1997-KS4 FIXED GRP I	X	X	X	11/1/1997	200,055,769	329,355	2.31%	39.75%	0.15%
RASC 1999-RS3 GRP2 NONCONFORM	X	X		9/1/1999	258,025,314	584,184	0.08%	8.48%	0.26%
RFMSI 1996-S15	X		X	6/1/1996	505,431,107	394,213	0.02%	7.20%	0.17%
RFMSI 1999-S14 GROUP I	X		X	6/1/1999	924,086,706	235,429	0.01%	3.90%	0.10%
RFMSI 1999-S8	X		X	3/1/1999	256,531,516	7,818,336	0.00%	5.28%	3.47%
RFMSI 2001-S14	X	X		6/1/2001	673,830,643	476,457	0.00%	0.59%	0.21%
RFMSI 2001-S16	X	X		7/1/2001	153,002,909	304,652	0.00%	0.00%	0.14%
RFMSI 2001-S27		X	X	11/1/2001	258,762,294	13,458,646	0.04%	32.22%	5.97%
RFMSI 2001-S28	X		X	12/1/2001	381,408,791	17,575,565	0.00%	0.00%	7.79%
RFMSI 2001-S29	X	X		12/1/2001	571,218,120	483,598	0.01%	7.73%	0.21%
RFMSI 2002-S10	X		X	7/1/2002	361,560,754	24,453,362	0.00%	0.00%	10.84%
RFMSI 2002-S7	X		X	5/1/2002	413,177,925	29,307,264	0.00%	0.00%	13.00%
RFMSI 1992-S16	X		X	5/1/1992	322,682,744	222,051	1.32%	33.67%	0.10%
RFMSI 1993-S35	X		X	10/1/1993	201,163,005	261,491	0.26%	35.10%	0.12%

TERMINATED TRUST HISTORICAL PERFORMANCE (Information as of November 1, 2004) *continued*

Deal Name and Group	S&P Rating	Moody's Rating	Fitch Rating	Issue Date	Original Pool Size	Current Pool Size*	Cumulative % Loss	Severity	Contribution to RAMP 2004-SL4
RFMSI 1993-S42		X	X	10/1/1993	160,653,750	3,252,434	0.00%	0.00%	1.44%
RFMSI 1993-S47	X	X	X	12/1/1993	586,778,060	13,595,404	0.09%	20.15%	6.03%
RFMSI 1993-S48	X	X		12/1/1993	206,613,408	5,594,742	0.08%	22.11%	2.48%
RFMSI 1993-S49	X	X		12/1/1993	155,046,661	3,532,598	0.01%	5.70%	1.57%
RFMSI 1994-S10	X	X		3/1/1994	156,939,685	2,062,479	0.09%	50.86%	0.91%
RFMSI 1994-S11	X		X	4/1/1994	389,164,664	8,708,925	0.08%	15.36%	3.86%
RFMSI 1994-S14	X		X	6/1/1994	155,671,720	3,155,104	0.00%	0.00%	1.40%
RFMSI 1994-S2	X		X	1/1/1994	260,061,394	2,429,533	0.13%	18.73%	1.08%
RFMSI 1994-S3	X	X		2/1/1994	299,203,903	4,819,609	0.02%	12.36%	2.14%
RFMSI 1994-S7	X		X	3/1/1994	425,269,315	9,439,545	0.13%	15.92%	4.19%
RFMSI 1994-S8	X	X		3/1/1994	155,035,302	2,918,484	0.00%	0.00%	1.29%
RFMSI 1994-S9	X		X	3/1/1994	312,906,748	6,205,679	0.15%	23.57%	2.75%
RFMSI 1995-S17	X		X	11/1/1995	448,349,609	544,944	0.06%	15.02%	0.24%
RFMSI 1996-S1	X		X	1/1/1996	530,728,720	439,745	0.11%	13.66%	0.20%
RFMSI 1996-S18	X		X	8/1/1996	214,178,435	282,317	0.02%	4.22%	0.13%
RFMSI 1996-S23	X		X	11/1/1996	259,767,022	267,589	0.06%	11.93%	0.12%
RFMSI 1996-S3	X		X	1/1/1996	355,544,080	531,327	0.01%	5.09%	0.24%
RFMSI 1996-S6	X		X	3/1/1996	424,466,574	287,368	0.15%	21.80%	0.13%
RFMSI 1996-S7	X		X	3/1/1996	557,958,461	483,930	0.03%	8.19%	0.21%
RFMSI 1998-S13	X		X	6/1/1998	1,459,668,773	393,359	0.01%	9.06%	0.17%
RFMSI 1998-S19	X		X	8/1/1998	313,040,888	384,378	0.11%	22.40%	0.17%
RFMSI 1998-S5	X		X	3/1/1998	940,366,384	223,974	0.08%	30.99%	0.10%
RFMSI 1998-S8	X		X	4/1/1998	677,423,310	240,884	0.03%	12.57%	0.11%
RFMSI 1999-S12	X		X	5/1/1999	782,470,925	308,818	0.03%	27.93%	0.14%
RFMSI 1999-S4	X		X	2/1/1999	521,538,466	355,180	0.03%	14.92%	0.16%
Other Called Deals **						3,260,553			1.45%
						$ 225,482,288			100.00%

* - Based on November 1, 2004 scheduled balances

** - Represents terminated trusts that individually represented 0.09% or less of the 2004 SL4 offering, or where the terminated trust has not been identified.

Notes: Not all loans from each terminated trust will be included in RAMP SL4. There can be on assurance that the loss experience will be representative of the results that may be experienced with respect to the mortgage loans related to this transaction

Source: Residential Funding Corporation - Monthly Statement to Certificateholders.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Aggregate - Loan Groups I to V)

Credit Score Distribution of the Aggregate Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	80	$9,856,815	4.37%	$123,210	69.30%
500 to 519	58	7,095,754	3.15	122,341	73.46
520 to 539	60	7,998,501	3.55	133,308	69.53
540 to 559	55	5,387,860	2.39	97,961	67.83
560 to 579	71	9,176,957	4.07	129,253	67.33
580 to 599	72	10,209,215	4.53	141,795	68.41
600 to 619	54	7,878,017	3.49	145,889	71.24
620 to 639	57	8,767,023	3.89	153,807	66.69
640 to 659	56	11,577,540	5.13	206,742	65.45
660 to 679	52	12,873,707	5.71	247,571	60.19
680 to 699	65	14,223,530	6.31	218,824	53.80
700 to 719	61	14,082,417	6.25	230,859	58.50
720 to 739	65	15,044,923	6.67	231,460	56.70
740 to 759	84	20,141,952	8.93	239,785	59.03
760 or greater	270	70,500,932	31.27	261,115	53.39
Subtotal with Credit Scores	**1,160**	**$224,815,144**	**99.70%**	**$193,806**	**60.12%**
Not Available	7	667,144	0.30	95,306	61.71
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**60.12%**

For substantially all of the Mortgage Loans, the Credit Score was updated prior to the cut-off date.

Original Mortgage Loan Principal Balances of the Aggregate Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	356	$21,121,828	9.37%	$59,331	593	69.87%
100,001 to 200,000	212	24,665,769	10.94	116,348	615	68.43
200,001 to 300,000	111	21,106,605	9.36	190,150	626	62.53
300,001 to 400,000	243	66,224,318	29.37	272,528	719	59.94
400,001 to 500,000	151	49,409,273	21.91	327,214	720	56.57
500,001 to 600,000	53	19,925,347	8.84	375,950	714	54.82
600,001 to 700,000	27	14,068,491	6.24	521,055	733	56.83
700,001 to 800,000	4	2,235,181	0.99	558,795	715	48.74
800,001 to 900,000	2	1,448,678	0.64	724,339	738	46.50
900,001 to 1,000,000	8	5,276,801	2.34	659,600	733	45.72
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Aggregate Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	1	$454,157	0.20%	$454,157	798	16.00%
6.000 to 6.499	33	7,711,363	3.42	233,678	749	49.54
6.500 to 6.999	281	79,507,563	35.26	282,945	735	53.71
7.000 to 7.499	265	65,196,056	28.91	246,023	694	61.03
7.500 to 7.999	278	42,115,051	18.68	151,493	650	64.21
8.000 to 8.499	165	16,675,849	7.40	101,066	602	71.52
8.500 to 8.999	105	10,806,311	4.79	102,917	582	73.45
9.000 to 9.499	21	1,821,903	0.81	86,757	547	79.14
9.500 to 9.999	9	679,672	0.30	75,519	578	69.35
10.000 to 10.499	1	179,700	0.08	179,700	544	86.00
11.000 to 11.499	5	225,613	0.10	45,123	546	63.65
12.000 to 12.499	1	31,090	0.01	31,090	604	54.00
12.500 to 12.999	1	64,717	0.03	64,717	520	78.00
14.500 to 14.999	1	13,242	0.01	13,242	585	61.00
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Net Mortgage Rates of the Aggregate Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	20	$4,593,368	2.04%	$229,668	730	47.42%
6.000 to 6.499	179	52,183,158	23.14	291,526	744	53.29
6.500 to 6.999	317	82,637,916	36.65	260,687	712	58.75
7.000 to 7.499	276	45,910,286	20.36	166,342	647	62.31
7.500 to 7.999	204	23,456,528	10.40	114,983	629	68.79
8.000 to 8.499	121	12,484,277	5.54	103,176	581	73.26
8.500 to 8.999	31	2,964,459	1.31	95,628	575	75.39
9.000 to 9.499	9	703,653	0.31	78,184	568	73.58
9.500 to 9.999	2	213,982	0.09	106,991	540	84.56
10.500 to 10.999	5	225,613	0.10	45,123	546	63.65
11.500 to 11.999	1	31,090	0.01	31,090	604	54.00
12.000 to 12.499	1	64,717	0.03	64,717	520	78.00
13.500 to 13.999	1	13,242	0.01	13,242	585	61.00
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Aggregate Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.1 to 50.0	90	$18,655,740	8.27%	$207,286	742	30.96%
50.1 to 55.0	47	12,899,014	5.72	274,447	732	44.33
55.1 to 60.0	71	17,087,319	7.58	240,666	715	47.97
60.1 to 65.0	68	14,793,286	6.56	217,548	702	52.88
65.1 to 70.0	158	33,869,334	15.02	214,363	702	56.53
70.1 to 75.0	180	35,848,002	15.90	199,156	687	61.96
75.1 to 80.0	356	68,625,397	30.43	192,768	677	69.30
80.1 to 85.0	39	4,847,137	2.15	124,286	599	77.64
85.1 to 90.0	131	15,422,180	6.84	117,727	616	79.76
90.1 to 95.0	27	3,434,880	1.52	127,218	604	89.36
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Current Loan-to-Value Ratios of the Aggregate Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	313	$54,987,914	24.39%	$175,680	739
50.01 to 55.00	64	16,562,566	7.35	258,790	706
55.01 to 60.00	92	23,152,632	10.27	251,659	700
60.01 to 65.00	113	25,751,991	11.42	227,894	677
65.01 to 70.00	121	28,748,127	12.75	237,588	682
70.01 to 75.00	186	33,785,475	14.98	181,642	653
75.01 to 80.00	142	27,607,049	12.24	194,416	680
80.01 to 85.00	84	8,441,365	3.74	100,492	592
85.01 to 90.00	48	5,877,791	2.61	122,454	582
90.01 to 95.00	4	567,380	0.25	141,845	688
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Aggregate Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	234	$64,990,203	28.82%	$277,736	724	55.89%
Florida	126	20,583,138	9.13	163,358	666	61.05
New York	119	19,786,635	8.78	166,274	698	51.60
Texas	104	18,009,434	7.99	173,168	677	64.01
New Jersey	50	8,659,287	3.84	173,186	697	52.28
Georgia	44	9,021,500	4.00	205,034	663	64.34
Virginia	29	7,495,675	3.32	258,472	740	62.08
Alabama	10	1,853,380	0.82	185,338	709	66.91
Arkansas	3	614,989	0.27	204,996	759	64.98
Arizona	33	3,708,264	1.64	112,372	610	77.54
Colorado	22	5,465,535	2.42	248,433	665	65.72
Connecticut	21	5,069,345	2.25	241,397	729	56.47
District of Columbia	4	1,016,493	0.45	254,123	756	58.13
Delaware	7	1,153,468	0.51	164,781	622	65.89
Hawaii	3	1,496,069	0.66	498,690	677	64.88
Idaho	5	485,095	0.22	97,019	583	77.90
Illinois	30	5,238,451	2.32	174,615	652	58.90
Indiana	13	729,046	0.32	56,080	585	73.31
Kentucky	3	854,653	0.38	284,884	726	70.64
Louisiana	14	2,889,550	1.28	206,396	638	73.39
Massachusetts	7	1,158,858	0.51	165,551	670	53.24
Maryland	28	5,795,447	2.57	206,980	659	60.48
Maine	1	81,838	0.04	81,838	586	72.00
Michigan	24	2,558,592	1.13	106,608	585	67.76
Mississippi	11	2,365,402	1.05	215,037	707	59.36
Missouri	11	1,535,438	0.68	139,585	670	73.59
Minnesota	3	1,160,116	0.51	386,705	657	66.75
Montana	2	457,857	0.20	228,928	655	54.78
North Carolina	23	3,932,030	1.74	170,958	645	67.51
North Dakota	1	168,634	0.07	168,634	535	65.00
Nebraska	4	541,370	0.24	135,342	702	77.11
New Hampshire	2	72,407	0.03	36,204	621	53.17
New Mexico	8	1,115,299	0.49	139,412	680	70.37
Nevada	10	1,903,216	0.84	190,322	623	70.87
Ohio	22	2,158,417	0.96	98,110	627	66.77
Oklahoma	5	460,884	0.20	92,177	713	73.36
Oregon	17	2,664,003	1.18	156,706	650	65.40
Pennsylvania	24	2,754,298	1.22	114,762	672	60.90
Rhode Island	4	1,118,273	0.50	279,568	683	53.00
South Carolina	12	2,074,511	0.92	172,876	681	67.52
Tennessee	14	2,014,039	0.89	143,860	695	65.99
Utah	21	4,091,390	1.81	194,828	640	70.64
Virgin Islands	1	74,342	0.03	74,342	509	75.00
Vermont	2	256,938	0.11	128,469	503	73.16
Washington	21	4,828,370	2.14	229,922	686	57.86
Wisconsin	14	966,946	0.43	69,068	619	65.22
Wyoming	1	53,162	0.02	53,162	514	76.00
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Aggregate Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	434	$73,301,608	32.51%	$168,898	677	67.54%
Rate/Term Refinance	473	103,273,551	45.80	218,337	701	56.77
Equity Refinance	260	48,907,130	21.69	188,104	680	56.10
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Occupancy Type of the Aggregate Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	953	$206,144,979	91.42%	$216,312	694	59.13%
Second/Vacation	51	7,102,475	3.15	139,264	681	62.90
Non-Owner Occupied	163	12,234,834	5.43	75,060	604	75.22
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Mortgaged Property Types of the Aggregate Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	828	$162,727,092	72.17%	$196,530	692	58.09%
Townhouse	10	1,522,503	0.68	152,250	638	71.51
Condo Low -Rise (Less than 5 stories)	49	6,168,865	2.74	125,895	682	64.32
Condo Mid-Rise (5 to 8 stories)	1	165,250	0.07	165,250	823	27.00
Condo High-Rise (9 stories or more)	4	613,247	0.27	153,312	667	67.91
Cooperative Units	1	107,912	0.05	107,912	787	29.00
Manufactured Home	14	1,110,579	0.49	79,327	658	64.16
Planned Unit Developments(detached)	167	42,484,314	18.84	254,397	694	63.43
Single Family Dwelling(Two-Four Units)	74	8,270,348	3.67	111,761	607	74.64
Planned Unit Development (Attached)	19	2,312,177	1.03	121,694	680	71.62
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Aggregate Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$140,023	0.06%	$140,023	802	41.00%
25 to 36	170	67,133,302	29.77	394,902	732	63.91
37 to 48	70	20,595,055	9.13	294,215	715	60.99
49 to 60	17	2,266,642	1.01	133,332	555	76.05
61 to 72	335	44,217,624	19.61	131,993	631	67.51
73 to 84	188	19,752,247	8.76	105,065	621	71.53
85 to 96	14	1,143,195	0.51	81,657	594	58.56
97 to 108	26	3,495,548	1.55	134,444	568	62.76
109 to 120	3	599,434	0.27	199,811	547	68.37
121 to 132	261	52,618,488	23.34	201,603	705	49.38
133 to 144	80	13,114,542	5.82	163,932	723	37.11
Greater than 144	2	406,190	0.18	203,095	508	54.37
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Mortgage Loan Documentation Types of the Aggregate Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	822	$172,846,497	76.66%	$210,276	696	61.29%
Reduced Documentation	345	52,635,791	23.34	152,568	664	56.29
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

Prepayment Penalty Terms of the Aggregate Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	1,128	$210,380,938	93.30%	$186,508	684	60.20%
60 Months	39	15,101,350	6.70	387,214	752	59.04
Total:	**1,167**	**$225,482,288**	**100.00%**	**$193,215**	**688**	**60.12%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group I Loans)

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	2	$211,062	0.44%	$105,531	49.71%
500 to 519	1	36,497	0.08	36,497	21.00
520 to 539	7	457,137	0.95	65,305	35.73
540 to 559	4	504,556	1.05	126,139	18.75
560 to 579	2	162,635	0.34	81,318	28.03
580 to 599	8	1,407,210	2.94	175,901	49.24
600 to 619	3	471,366	0.98	157,122	59.12
620 to 639	8	1,031,121	2.15	128,890	29.72
640 to 659	9	2,053,568	4.29	228,174	46.16
660 to 679	11	2,131,789	4.45	193,799	34.60
680 to 699	21	3,857,246	8.06	183,678	38.93
700 to 719	20	3,284,515	6.86	164,226	38.89
720 to 739	24	4,575,166	9.55	190,632	35.60
740 to 759	26	3,951,287	8.25	151,973	36.63
760 or greater	124	23,749,736	49.60	191,530	36.82
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**37.55%**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	24	$844,735	1.76%	$35,197	660	40.53%
100,001 to 200,000	24	1,578,486	3.30	65,770	705	32.94
200,001 to 300,000	24	2,662,113	5.56	110,921	706	33.52
300,001 to 400,000	102	19,892,217	41.54	195,022	747	42.35
400,001 to 500,000	59	12,403,836	25.90	210,235	750	36.04
500,001 to 600,000	25	6,226,085	13.00	249,043	718	33.02
600,001 to 700,000	6	1,529,514	3.19	254,919	774	28.44
700,001 to 800,000	2	906,019	1.89	453,009	707	41.91
900,001 to 1,000,000	4	1,841,887	3.85	460,472	686	25.01
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	1	$454,157	0.95%	$454,157	798	16.00%
6.000 to 6.499	25	6,228,761	13.01	249,150	765	43.93
6.500 to 6.999	152	30,429,620	63.55	200,195	738	37.87
7.000 to 7.499	65	8,428,892	17.60	129,675	731	31.90
7.500 to 7.999	14	1,386,923	2.90	99,066	683	28.67
8.000 to 8.499	3	140,363	0.29	46,788	713	53.60
8.500 to 8.999	4	529,971	1.11	132,493	607	62.75
9.000 to 9.499	1	136,614	0.29	136,614	479	55.00
9.500 to 9.999	1	40,571	0.08	40,571	794	70.00
11.000 to 11.499	2	64,688	0.14	32,344	543	37.99
12.000 to 12.499	1	31,090	0.06	31,090	604	54.00
14.500 to 14.999	1	13,242	0.03	13,242	585	61.00
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	13	$3,458,663	7.22%	$266,051	751	40.40%
6.000 to 6.499	115	26,435,023	55.21	229,870	745	42.40
6.500 to 6.999	106	14,813,490	30.94	139,750	735	28.40
7.000 to 7.499	22	2,157,219	4.51	98,055	691	27.15
7.500 to 7.999	4	204,321	0.43	51,080	715	46.84
8.000 to 8.499	4	529,971	1.11	132,493	607	62.75
9.000 to 9.499	2	177,185	0.37	88,593	551	58.43
10.500 to 10.999	2	64,688	0.14	32,344	543	37.99
11.500 to 11.999	1	31,090	0.06	31,090	604	54.00
13.500 to 13.999	1	13,242	0.03	13,242	585	61.00
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Group I Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	50	$9,641,051	20.13%	$192,821	747	25.19%
50.01 to 55.00	20	3,920,103	8.19	196,005	749	33.64
55.01 to 60.00	24	4,775,265	9.97	198,969	731	33.88
60.01 to 65.00	20	3,533,562	7.38	176,678	716	38.42
65.01 to 70.00	46	7,546,428	15.76	164,053	752	36.68
70.01 to 75.00	50	8,199,386	17.12	163,988	742	44.78
75.01 to 80.00	54	9,409,189	19.65	174,244	717	46.20
80.01 to 85.00	3	199,644	0.42	66,548	740	43.43
85.01 to 90.00	3	660,264	1.38	220,088	711	58.03
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Current Loan-to-Value Ratios of the Group I Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	221	$35,123,582	73.35%	$158,930	740
50.01 to 55.00	14	3,392,066	7.08	242,290	731
55.01 to 60.00	11	2,969,232	6.20	269,930	711
60.01 to 65.00	13	3,420,337	7.14	263,103	738
65.01 to 70.00	11	2,979,674	6.22	270,879	735
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Alabama	1	$338,540	0.71%	$338,540	762	54.00%
Arizona	1	59,377	0.12	59,377	607	69.00
Arkansas	1	162,453	0.34	162,453	803	28.00
California	80	16,970,653	35.44	212,133	750	38.24
Colorado	3	507,934	1.06	169,311	686	51.69
Connecticut	8	1,175,971	2.46	146,996	743	32.86
Delaware	2	108,081	0.23	54,041	500	43.73
District of Columbia	2	339,096	0.71	169,548	788	19.47
Florida	19	5,106,941	10.67	268,786	716	39.66
Georgia	5	995,035	2.08	199,007	696	40.56
Illinois	1	324,456	0.68	324,456	809	70.00
Indiana	1	27,698	0.06	27,698	549	54.00
Kentucky	1	324,386	0.68	324,386	700	69.00
Louisiana	2	592,231	1.24	296,116	704	67.56
Maryland	10	1,399,306	2.92	139,931	749	25.85
Massachusetts	3	281,203	0.59	93,734	698	16.25
Michigan	3	224,844	0.47	74,948	668	32.40
Minnesota	5	654,783	1.37	130,957	722	24.98
Nevada	1	241,016	0.50	241,016	723	29.00
New Hampshire	1	21,518	0.04	21,518	717	11.00
New Jersey	20	2,018,110	4.21	100,905	715	27.89
New York	52	6,148,020	12.84	118,231	732	29.07
North Carolina	2	690,917	1.44	345,458	781	32.34
Ohio	2	385,046	0.80	192,523	770	41.52
Oklahoma	1	287,016	0.60	287,016	802	67.00
Oregon	1	164,144	0.34	164,144	672	20.00
Pennsylvania	2	352,245	0.74	176,123	766	25.88
Rhode Island	2	268,556	0.56	134,278	725	14.96
South Carolina	2	599,340	1.25	299,670	795	51.69
Tennessee	1	177,622	0.37	177,622	663	23.00
Texas	15	3,892,948	8.13	259,530	731	44.83
Virginia	11	2,268,802	4.74	206,255	734	44.71
Washington	4	515,266	1.08	128,817	751	30.58
Wisconsin	5	261,337	0.55	52,267	705	34.53
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	43	$6,598,303	13.78%	$153,449	716	37.18%
Rate/Term Refinance	160	28,365,884	59.24	177,287	737	35.33
Equity Refinance	67	12,920,704	26.98	192,846	748	42.61
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	264	$46,884,320	97.91%	$177,592	738	37.55%
Second/Vacation	5	863,956	1.80	172,791	709	34.59
Non-Owner Occupied	1	136,614	0.29	136,614	479	55.00
Total:	***270***	***$47,884,891***	***100.00%***	***$177,351***	***737***	***37.55%***

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	223	$39,362,591	82.20%	$176,514	737	36.56%
Townhouse	1	136,614	0.29	136,614	479	55.00
Condo Low-Rise(Less than 5 stories)	6	779,274	1.63	129,879	715	43.80
Condo Mid-Rise (5 to 8 stories)	1	165,250	0.35	165,250	823	27.00
Cooperative Units	1	107,912	0.23	107,912	787	29.00
Planned Unit Developments(detached)	34	7,095,073	14.82	208,679	738	42.59
Single Family Dwelling(Two-Four Units)	4	238,176	0.50	59,544	762	32.19
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group I Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	23	$7,791,025	0.16%	$338,740	756	45.82%
37 to 48	31	10,089,192	21.07	325,458	739	52.84
49 to 60	3	553,756	1.16	184,585	580	61.54
61 to 72	31	7,495,498	15.65	241,790	738	44.41
73 to 84	4	610,622	1.28	152,655	716	44.14
85 to 96	5	299,447	0.63	59,889	643	47.97
97 to 108	7	368,739	0.77	52,677	634	44.67
121 to 132	109	13,002,357	27.15	119,288	740	24.23
133 to 144	57	7,674,256	16.03	134,636	730	21.91
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Mortgage Loan Documentation Types of the Group I Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	196	$37,885,085	79.12%	$193,291	741	39.14%
Reduced Documentation	74	9,999,806	20.88	135,133	720	31.52
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	255	$43,136,535	90.08%	$169,163	734	35.76%
60 Months	15	4,748,356	9.92	316,557	764	53.75
Total:	**270**	**$47,884,891**	**100.00%**	**$177,351**	**737**	**37.55%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group II Loans)

Credit Score Distribution of the Group II Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
500 to 519	2	$476,474	1.77%	$238,237	75.00%
520 to 539	1	51,615	0.19	51,615	84.00
540 to 559	1	70,521	0.26	70,521	65.00
580 to 599	2	379,050	1.41	189,525	66.47
600 to 619	1	384,378	1.43	384,378	72.00
620 to 639	1	403,522	1.50	403,522	70.00
640 to 659	2	389,818	1.45	194,909	71.91
660 to 679	3	1,283,068	4.77	427,689	56.64
680 to 699	5	2,337,007	8.69	467,401	52.81
700 to 719	5	2,087,436	7.76	417,487	66.73
720 to 739	11	4,087,186	15.20	371,562	68.82
740 to 759	7	3,158,667	11.75	451,238	63.05
760 or greater	30	11,774,098	43.80	392,470	65.25
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**64.65%**

Original Mortgage Loan Principal Balances of the Group II Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	7	$345,419	0.01%	$49,346	623	71.13%
100,001 to 200,000	2	307,679	1.14	153,839	648	59.53
200,001 to 300,000	1	206,136	0.77	206,136	766	65.00
300,001 to 400,000	27	9,515,686	35.40	352,433	738	66.66
400,001 to 500,000	21	8,973,926	33.38	427,330	748	67.65
500,001 to 600,000	6	3,236,682	12.04	539,447	747	64.93
600,001 to 700,000	6	3,553,981	13.22	592,330	731	53.46
900,001 to 1,000,000	1	743,330	2.77	743,330	757	54.00
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.000 to 6.499	8	$1,482,602	5.52%	$185,325	680	73.10%
6.500 to 6.999	57	23,035,877	85.69	404,138	741	64.46
7.000 to 7.499	6	2,364,360	8.80	394,060	761	61.16
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Net Mortgage Rates of the Group II Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
5.500 to 5.999	7	$1,134,705	4.22%	$162,101	665	68.84%
6.000 to 6.499	64	25,748,135	95.78	402,315	743	64.46
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Original Loan-to-Value of the Group II Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	8	$3,383,799	12.59%	$422,975	752	40.86%
50.01 to 55.00	4	2,047,778	7.62	511,945	708	51.45
55.01 to 60.00	1	600,453	2.23	600,453	669	55.00
60.01 to 65.00	9	3,336,519	12.41	370,724	756	61.01
65.01 to 70.00	14	5,217,878	19.41	372,706	752	64.70
70.01 to 75.00	7	2,897,283	10.78	413,898	757	71.08
75.01 to 80.00	23	8,902,179	33.11	387,051	730	75.41
85.01 to 90.00	5	496,950	1.85	99,390	708	86.39
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group II Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	9	$3,721,625	13.84%	$413,514	745
50.01 to 55.00	6	3,129,640	11.64	521,607	715
55.01 to 60.00	6	2,266,720	8.43	377,787	762
60.01 to 65.00	9	2,754,158	10.25	306,018	745
65.01 to 70.00	12	4,858,665	18.07	404,889	738
70.01 to 75.00	11	4,019,965	14.95	365,451	728
75.01 to 80.00	13	5,635,116	20.96	433,470	753
80.01 to 85.00	2	81,034	0.30	40,517	602
85.01 to 90.00	3	415,916	1.55	138,639	728
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group II Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Arkansas	1	$29,419	0.11%	$29,419	747	82.00%
California	32	13,098,009	48.72	409,313	756	64.36
Colorado	3	1,477,920	5.50	492,640	752	65.43
Delaware	1	329,109	1.22	329,109	589	67.00
Florida	4	1,591,220	5.92	397,805	737	65.24
Georgia	1	510,273	1.90	510,273	753	69.00
Illinois	2	907,312	3.38	453,656	702	52.40
Kentucky	1	475,002	1.77	475,002	739	78.00
Maryland	2	918,089	3.42	459,044	720	73.49
Massachusetts	1	427,017	1.59	427,017	693	59.00
Minnesota	1	451,956	1.68	451,956	807	78.00
New Jersey	4	1,240,622	4.61	310,156	789	53.48
New York	4	471,984	1.76	117,996	700	63.09
North Carolina	1	308,818	1.15	308,818	503	75.00
Oregon	1	353,049	1.31	353,049	769	77.00
Pennsylvania	1	400,443	1.49	400,443	765	78.00
South Carolina	1	386,719	1.44	386,719	735	73.00
Texas	5	2,164,041	8.05	432,808	690	66.11
Virginia	3	809,490	3.01	269,830	724	66.87
Washington	2	532,348	1.98	266,174	739	35.81
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Mortgage Loan Purpose of the Group II Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	28	$9,167,540	34.10%	$327,412	734	70.79%
Rate/Term Refinance	26	11,364,378	42.27	437,091	754	64.08
Equity Refinance	17	6,350,922	23.62	373,584	724	56.81
Total:	**71**	**$ 26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group II Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	65	$26,589,036	98.91%	$409,062	741	64.60%
Second/Vacation	1	70,521	0.26	70,521	545	65.00
Non-Owner Occupied	5	223,283	0.83	44,657	671	70.09
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Mortgaged Property Types of the Group II Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	51	$20,210,046	75.18%	$396,275	745	63.29%
Condo Low-Rise (Less than 5 stories)	1	70,521	0.26	70,521	545	65.00
Planned Unit Developments (detached)	16	6,458,350	24.02	403,647	728	68.78
Single Family Dwelling (Two-Four Units)	3	143,923	0.54	47,974	684	70.12
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Seasoning of the Group II Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
13 to 24	1	$140,023	0.52%	$140,023	802	41.00%
25 to 36	51	22,382,231	83.26	438,867	752	65.11
37 to 48	7	1,838,218	6.84	262,603	713	64.99
61 to 72	7	753,874	2.80	107,696	542	72.15
73 to 84	1	384,378	1.43	384,378	606	72.00
121 to 132	3	1,177,979	4.38	392,660	719	50.90
133 to 144	1	206,136	0.77	206,136	766	65.00
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Documentation Types of the Group II Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	66	$25,138,349	93.51%	$380,884	737	65.57%
Reduced Documentation	5	1,744,490	6.49	348,898	777	51.40
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

Prepayment Penalty Terms of the Group II Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	57	$20,346,595	75.69%	$356,958	736	66.34%
60 Months	14	6,536,245	24.31	466,875	753	59.40
Total:	**71**	**$26,882,840**	**100.00%**	**$378,632**	**740**	**64.65%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group III Loans)

Credit Score Distribution of the Group III Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	10	$2,224,485	3.28%	$222,449	61.44%
500 to 519	3	396,822	0.59	132,274	82.27
520 to 539	6	1,102,869	1.63	183,812	71.49
540 to 559	6	874,659	1.29	145,776	70.00
560 to 579	10	2,316,109	3.41	231,611	61.68
580 to 599	11	2,741,110	4.04	249,192	69.77
600 to 619	7	1,967,605	2.90	281,086	68.62
620 to 639	13	3,268,702	4.82	251,439	71.59
640 to 659	12	4,022,274	5.93	335,189	72.51
660 to 679	10	3,816,625	5.63	381,663	67.58
680 to 699	8	3,541,281	5.22	442,660	60.77
700 to 719	16	5,056,478	7.46	316,030	69.77
720 to 739	13	4,121,894	6.08	317,069	66.88
740 to 759	19	7,854,577	11.58	413,399	63.91
760 or greater	67	24,518,938	36.15	365,954	62.25
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Group III Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	20	$1,322,678	1.95%	$66,134	587	65.79%
100,001 to 200,000	18	2,232,672	3.29	124,037	623	70.02
200,001 to 300,000	23	4,820,937	7.11	209,606	655	63.24
300,001 to 400,000	72	23,365,582	34.45	324,522	714	69.31
400,001 to 500,000	51	20,383,761	30.05	399,682	706	63.02
500,001 to 600,000	12	5,509,425	8.12	459,119	712	64.18
600,001 to 700,000	10	6,096,519	8.99	609,652	741	67.01
700,001 to 800,000	1	677,426	1.00	677,426	782	48.00
800,001 to 900,000	1	723,844	1.07	723,844	778	44.00
900,001 to 1,000,000	3	2,691,584	3.97	897,195	758	57.62
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Mortgage Rates of the Group III Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	72	$26,042,066	38.40%	$361,695	726	62.69%
7.000 to 7.499	139	41,782,360	61.60	300,593	696	67.04
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Net Mortgage Rates of the Group III Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
6.500 to 6.999	211	$67,824,426	100.00%	$321,443	708	65.37%
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Group III Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	4	$1,673,476	2.47%	$418,369	790	39.93%
50.01 to 55.00	10	4,517,826	6.66	451,783	741	48.94
55.01 to 60.00	16	6,689,710	9.86	418,107	726	54.65
60.01 to 65.00	16	4,937,093	7.28	308,568	690	56.95
65.01 to 70.00	31	10,432,667	15.38	336,538	695	62.52
70.01 to 75.00	33	9,827,118	14.49	297,791	701	66.25
75.01 to 80.00	73	23,295,458	34.35	319,116	713	72.22
80.01 to 85.00	5	1,403,391	2.07	280,678	651	80.93
85.01 to 90.00	16	3,742,094	5.52	233,881	673	75.49
90.01 to 95.00	7	1,305,592	1.92	186,513	675	89.88
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Current Loan-to-Value Ratios of the Group III Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	21	$7,112,299	10.49%	$338,681	769
50.01 to 55.00	17	5,438,264	8.02	319,898	704
55.01 to 60.00	30	10,022,980	14.78	334,099	718
60.01 to 65.00	34	10,903,123	16.08	320,680	677
65.01 to 70.00	31	9,271,372	13.67	299,077	696
70.01 to 75.00	35	10,943,396	16.13	312,668	700
75.01 to 80.00	31	11,569,420	17.06	373,207	717
80.01 to 85.00	4	854,133	1.26	213,533	662
85.01 to 90.00	7	1,377,401	2.03	196,772	631
90.01 to 95.00	1	332,039	0.49	332,039	786
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group III Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	58	$19,642,520	28.96%	$338,664	723	62.44%
Florida	16	4,735,560	6.98	295,973	704	62.05
New York	14	4,064,649	5.99	290,332	748	59.71
Texas	14	5,134,742	7.57	366,767	722	65.09
New Jersey	7	2,934,696	4.33	419,242	671	67.74
Georgia	10	3,384,280	4.99	338,428	737	65.56
Virginia	10	3,804,033	5.61	380,403	756	72.13
Alabama	5	1,197,434	1.77	239,487	741	68.77
Arkansas	1	423,117	0.62	423,117	743	78.00
Arizona	4	934,642	1.38	233,661	634	80.14
Colorado	7	2,152,174	3.17	307,453	619	67.33
Connecticut	4	1,864,662	2.75	466,165	771	58.33
District of Columbia	2	677,397	1.00	338,698	740	77.49
Illinois	7	1,524,041	2.25	217,720	705	51.31
Indiana	1	66,837	0.10	66,837	575	68.00
Louisiana	2	640,084	0.94	320,042	678	74.25
Massachusetts	1	101,422	0.15	101,422	598	75.00
Maryland	6	2,159,103	3.18	359,850	597	72.43
Michigan	2	605,757	0.89	302,878	633	76.77
Minnesota	2	574,802	0.85	287,401	696	60.97
Missouri	1	421,437	0.62	421,437	791	75.00
Mississippi	1	975,146	1.44	975,146	684	65.00
Montana	1	375,164	0.55	375,164	664	49.00
North Carolina	5	1,042,314	1.54	208,463	683	76.67
New Mexico	1	350,734	0.52	350,734	803	78.00
Nevada	3	777,477	1.15	259,159	620	79.61
Ohio	3	629,970	0.93	209,990	653	62.88
Oregon	4	907,939	1.34	226,985	636	65.95
Pennsylvania	3	471,582	0.70	157,194	721	68.76
Rhode Island	1	475,167	0.70	475,167	574	54.00
South Carolina	2	426,719	0.63	213,360	625	72.52
Tennessee	3	1,090,044	1.61	363,348	740	65.39
Utah	5	1,759,028	2.59	351,806	660	70.88
Washington	5	1,499,753	2.21	299,951	704	68.24
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group III Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	80	$25,780,165	38.01%	$322,252	719	67.92%
Rate/Term Refinance	98	31,962,644	47.13	326,149	705	65.43
Equity Refinance	33	10,081,617	14.86	305,504	685	58.67
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Occupancy Type of the Group III Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	205	$66,369,853	97.86%	$323,755	707	65.51%
Second/Vacation	3	945,106	1.39	315,035	701	60.36
Non-Owner Occupied	3	509,467	0.75	169,822	743	57.38
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Mortgaged Property Types of the Group III Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	143	$46,473,544	68.52%	$324,990	707	64.24%
Townhouse	2	770,308	1.14	385,154	738	67.05
Condo Low-Rise (Less than 5 stories)	9	2,365,385	3.49	262,821	732	64.51
Manufactured Home	1	88,062	0.13	88,062	622	75.00
Planned Unit Developments (detached)	47	16,393,737	24.17	348,803	707	67.72
Single Family Dwelling (Two-to-Four Units)	3	415,780	0.61	138,593	681	68.67
Planned Unit Development (Attached)	6	1,317,610	1.94	219,602	693	74.83
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group III Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	81	$32,724,581	48.25%	$404,007	717	67.02%
37 to 48	16	6,194,976	9.13	387,186	714	69.61
61 to 72	26	4,378,055	6.45	168,387	644	71.55
73 to 84	12	2,065,401	3.05	172,117	671	72.24
121 to 132	67	19,998,097	29.49	298,479	709	59.63
133 to 144	9	2,463,318	3.63	273,702	701	62.69
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Mortgage Loan Documentation Types of the Group III Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	169	$56,921,790	83.93%	$336,815	710	66.23%
Reduced Documentation	42	10,902,637	16.07	259,587	692	60.91
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

Prepayment Penalty Terms of the Group III Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	201	$64,007,677	94.37%	$318,446	706	65.40%
60 months	10	3,816,749	5.63	381,675	734	64.99
Total:	**211**	**$67,824,426**	**100.00%**	**$321,443**	**708**	**65.37%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group IV Loans)

Credit Score Distribution of the Group IV Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	27	$3,801,258	8.69%	$140,787	69.09%
500 to 519	17	2,307,165	5.27	135,716	70.39
520 to 539	19	3,388,257	7.74	178,329	69.27
540 to 559	11	1,046,413	2.39	95,128	67.79
560 to 579	24	3,539,629	8.09	147,485	66.58
580 to 599	17	1,792,991	4.10	105,470	68.39
600 to 619	8	905,732	2.07	113,217	72.47
620 to 639	14	2,051,127	4.69	146,509	67.67
640 to 659	17	3,810,719	8.71	224,160	65.62
660 to 679	11	2,885,769	6.60	262,343	63.71
680 to 699	18	3,229,774	7.38	179,432	58.79
700 to 719	11	2,815,568	6.44	255,961	56.56
720 to 739	9	1,793,668	4.10	199,296	57.39
740 to 759	17	3,800,332	8.69	223,549	65.58
760 or greater	32	6,498,591	14.85	203,081	56.82
Subtotal with Credit Scores	**252**	**$43,666,993**	**99.80%**	**$173,282**	**64.07%**
Not Available	2	86,074	0.20	43,037	48.39
Total:	**254**	**$43,753,067**	**100.00%**	**$ 172,256**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Group IV Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	88	$5,751,402	13.15%	$65,357	594	68.01%
100,001 to 200,000	68	8,239,966	18.83	121,176	625	69.01
200,001 to 300,000	42	8,649,672	19.77	205,945	617	64.63
300,001 to 400,000	31	10,001,974	22.86	322,644	669	64.13
400,001 to 500,000	14	5,076,198	11.60	362,586	701	57.26
500,001 to 600,000	6	2,928,762	6.69	488,127	679	61.16
600,001 to 700,000	3	1,728,524	3.95	576,175	667	56.66
700,001 to 800,000	1	651,736	1.49	651,736	658	59.00
800,001 to 900,000	1	724,834	1.66	724,834	699	49.00
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Mortgage Rates of the Group IV Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	55	$12,620,444	28.84%	$229,463	647	60.53%
7.500 to 7.999	199	31,132,623	71.16	156,445	645	65.46
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Net Mortgage Rates of the Group IV Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.000 to 7.499	254	$43,753,067	100.00%	$172,256	645	64.04%
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value of the Group IV Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	16	$2,852,583	6.52%	$178,286	698	32.45%
50.01 to 55.00	6	1,218,666	2.79	203,111	668	44.52
55.01 to 60.00	15	3,382,342	7.73	225,489	703	51.92
60.01 to 65.00	12	1,731,398	3.96	144,283	653	52.85
65.01 to 70.00	32	6,771,440	15.48	211,607	669	59.64
70.01 to 75.00	48	8,895,823	20.33	185,330	637	66.11
75.01 to 80.00	88	14,098,764	32.22	160,213	632	71.97
80.01 to 85.00	12	1,507,927	3.45	125,661	557	77.67
85.01 to 90.00	22	2,991,176	6.84	135,963	610	79.30
90.01 to 95.00	3	302,948	0.69	100,983	490	89.22
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Current Loan-to-Value Ratios of the Group IV Loans

Current LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	36	$6,164,527	14.09%	$171,237	710
50.01 to 55.00	16	2,665,331	6.09	166,583	678
55.01 to 60.00	28	6,271,942	14.33	223,998	663
60.01 to 65.00	24	4,749,058	10.85	197,877	635
65.01 to 70.00	35	7,191,394	16.44	205,468	659
70.01 to 75.00	71	10,585,272	24.19	149,088	606
75.01 to 80.00	26	3,892,756	8.90	149,721	632
80.01 to 85.00	16	2,000,946	4.57	125,059	582
85.01 to 90.00	1	125,962	0.29	125,962	424
90.01 to 95.00	1	105,879	0.24	105,879	483
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group IV Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	45	$10,461,470	23.91%	$232,477	674	58.77%
Florida	26	3,447,122	7.88	132,582	620	70.62
New York	27	4,933,739	11.28	182,731	680	57.07
Texas	26	3,294,404	7.53	126,708	637	70.84
New Jersey	11	1,838,292	4.20	167,117	687	52.71
Georgia	9	2,301,848	5.26	255,761	608	65.08
Virginia	4	515,003	1.18	128,751	692	54.22
Alabama	1	168,917	0.39	168,917	514	68.00
Arizona	6	797,184	1.82	132,864	660	71.11
Colorado	3	267,461	0.61	89,154	694	74.93
Connecticut	4	868,084	1.98	217,021	591	65.87
Delaware	3	350,576	0.80	116,859	497	76.78
Hawaii	3	1,496,069	3.42	498,690	677	64.88
Idaho	3	283,570	0.65	94,523	636	72.15
Illinois	10	1,640,473	3.75	164,047	571	57.58
Indiana	3	150,653	0.34	50,218	664	69.76
Louisiana	5	1,123,998	2.57	224,800	608	74.24
Maryland	8	1,108,112	2.53	138,514	617	65.31
Maine	1	81,838	0.19	81,838	586	72.00
Michigan	2	213,399	0.49	106,700	559	77.64
Minnesota	2	492,828	1.13	246,414	664	74.18
Missouri	4	645,213	1.47	161,303	671	69.27
North Carolina	4	957,526	2.19	239,382	613	74.52
Nebraska	2	447,494	1.02	223,747	726	76.57
New Mexico	1	91,891	0.21	91,891	592	74.00
Nevada	2	360,484	0.82	180,242	552	71.55
Ohio	2	129,269	0.30	64,634	660	69.74
Oregon	5	717,693	1.64	143,539	638	70.59
Pennsylvania	7	785,648	1.80	112,235	647	56.13
Rhode Island	1	374,551	0.86	374,551	791	79.00
South Carolina	3	203,664	0.47	67,888	509	77.58
Tennessee	2	214,741	0.49	107,371	654	74.68
Utah	8	1,552,823	3.55	194,103	630	70.34
Virgin Islands	1	74,342	0.17	74,342	509	75.00
Vermont	1	83,693	0.19	83,693	545	59.00
Washington	6	911,954	2.08	151,992	569	53.94
Wisconsin	3	367,042	0.84	122,347	610	74.80
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group IV Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	90	$12,001,422	27.43%	$133,349	640	68.50%
Rate/Term Refinance	98	20,091,402	45.92	205,014	652	63.72
Equity Refinance	66	11,660,243	26.65	176,670	639	60.00
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Occupancy Type of the Group IV Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	220	$39,958,530	91.33%	$181,630	645	63.64%
Second/Vacation	12	2,013,736	4.60	167,811	668	64.62
Non-Owner Occupied	22	1,780,802	4.07	80,946	627	72.29
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Mortgaged Property Types of the Group IV Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	185	$32,611,566	74.54%	$176,279	646	63.37%
Townhouse	4	314,617	0.72	78,654	532	78.99
Condo Low-Rise (Less than 5 stories)	11	1,576,345	3.60	143,304	684	65.63
Manufactured Home	5	351,736	0.80	70,347	646	67.87
Planned Unit Developments (detached)	31	6,963,966	15.92	224,644	637	64.59
Single Family Dwelling (Two-to-Four Units)	14	1,664,221	3.80	118,873	648	69.70
Planned Unit Development (Attached)	4	270,617	0.62	67,654	691	63.99
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group IV Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	12	$3,504,931	8.01%	$292,078	678	70.74%
37 to 48	3	1,073,053	2.45	357,684	714	59.82
49 to 60	1	164,845	0.38	164,845	594	81.00
61 to 72	93	14,510,368	33.16	156,025	619	69.33
73 to 84	62	6,685,520	15.28	107,831	611	70.64
97 to 108	4	638,045	1.46	159,511	518	62.33
121 to 132	67	14,621,632	33.42	218,233	665	56.18
133 to 144	12	2,554,674	5.84	212,889	731	53.61
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Mortgage Loan Documentation Types of the Group IV Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	151	$28,692,703	65.58%	$190,018	650	65.12%
Reduced Documentation	103	15,060,364	34.42	146,217	637	61.97
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

Prepayment Penalty Terms of the Group IV Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	254	$43,753,067	100.00%	$172,256	645	64.04%
Total:	**254**	**$43,753,067**	**100.00%**	**$172,256**	**645**	**64.04%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2004-SL4 – Collateral Characteristics (Group V Loans)

Credit Score Distribution of the Group V Loans

Range of Credit Scores	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Current LTV
499 or less	41	$3,620,010	9.25%	$88,293	75.50%
500 to 519	35	3,878,797	9.91	110,823	74.70
520 to 539	27	2,998,623	7.66	111,060	74.00
540 to 559	33	2,891,712	7.39	87,628	75.83
560 to 579	35	3,158,584	8.07	90,245	74.34
580 to 599	34	3,888,855	9.94	114,378	74.58
600 to 619	35	4,148,935	10.60	118,541	73.53
620 to 639	21	2,012,551	5.14	95,836	76.02
640 to 659	16	1,301,161	3.32	81,323	71.59
660 to 679	17	2,756,457	7.04	162,145	67.74
680 to 699	13	1,258,223	3.21	96,786	68.83
700 to 719	9	838,420	2.14	93,158	53.35
720 to 739	8	467,009	1.19	58,376	64.86
740 to 759	15	1,377,089	3.52	91,806	68.25
760 or greater	17	3,959,569	10.12	232,916	56.98
Subtotal	**356**	**$38,555,994**	**98.52%**	**$108,303**	**71.28%**
Not Available	5	581,070	1.48	116,214	63.68
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Mortgage Loan Principal Balances of the Group V Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
100,000 or less	217	$12,857,593	32.85%	$59,252	588	73.01%
100,001 to 200,000	100	12,306,967	31.45	123,070	595	72.53
200,001 to 300,000	21	4,767,746	12.18	227,036	561	74.10
300,001 to 400,000	11	3,448,859	8.81	313,533	685	67.12
400,001 to 500,000	6	2,571,553	6.57	428,592	618	64.43
500,001 to 600,000	4	2,024,394	5.17	506,099	701	71.02
600,001 to 700,000	2	1,159,952	2.96	579,976	742	51.35
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Mortgage Rates of the Group V Loans

Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.999	65	$9,595,505	24.52%	$147,623	664	65.27%
8.000 to 8.499	162	16,535,486	42.25	102,071	601	71.67
8.500 to 8.999	101	10,276,340	26.26	101,746	581	74.00
9.000 to 9.499	20	1,685,289	4.31	84,264	552	81.10
9.500 to 9.999	8	639,101	1.63	79,888	564	69.31
10.000 to 10.499	1	179,700	0.46	179,700	544	86.00
11.000 to 11.499	3	160,926	0.41	53,642	548	73.96
12.500 to 12.999	1	64,717	0.17	64,717	520	78.00
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Net Mortgage Rates of the Group V Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
7.500 to 7.499	200	$23,252,207	59.41%	$116,261	628	68.98%
8.000 to 8.499	117	11,954,306	30.54	102,174	580	73.72
8.500 to 8.999	31	2,964,459	7.57	95,628	575	75.39
9.000 to 9.499	7	526,468	1.35	75,210	573	78.68
9.500 to 9.999	2	213,982	0.55	106,991	540	84.56
10.500 to 10.999	3	160,926	0.41	53,642	548	73.96
12.000 to 12.499	1	64,717	0.17	64,717	520	78.00
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Original Loan-to-Value of the Group V Loans

Original LTV Ratio (%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
0.01 to 50.00	12	$1,104,831	2.82%	$92,069	711	33.57%
50.01 to 55.00	7	1,194,641	3.05	170,663	744	49.60
55.01 to 60.00	15	1,639,549	4.19	109,303	655	51.07
60.01 to 65.00	11	1,254,713	3.21	114,065	636	56.03
65.01 to 70.00	35	3,900,921	9.97	111,455	609	62.60
70.01 to 75.00	42	6,028,391	15.40	143,533	629	67.84
75.01 to 80.00	118	12,919,808	33.01	109,490	596	73.76
80.01 to 85.00	19	1,736,175	4.44	91,378	578	78.90
85.01 to 90.00	85	7,531,696	19.24	88,608	576	83.54
90.01 to 95.00	17	1,826,339	4.67	107,432	572	89.02
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Current Loan-to-Value Ratios of the Group V Loans

Current LTV Ratio(%)	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score
0.01 to 50.00	26	$2,865,882	7.32%	$110,226	718
50.01 to 55.00	11	1,937,264	4.95	176,115	690
55.01 to 60.00	17	1,621,758	4.14	95,398	621
60.01 to 65.00	33	3,925,314	10.03	118,949	628
65.01 to 70.00	32	4,447,021	11.36	138,969	594
70.01 to 75.00	69	8,236,843	21.05	119,375	614
75.01 to 80.00	72	6,509,758	16.63	90,413	577
80.01 to 85.00	62	5,505,252	14.07	88,794	584
85.01 to 90.00	37	3,958,512	10.11	106,987	555
90.01 to 95.00	2	129,462	0.33	64,731	606
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Geographical Distributions of Mortgaged Properties of the Group V Loans

State	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
California	19	$4,817,552	12.31%	$253,555	654	62.01%
Florida	61	5,702,295	14.57	93,480	592	72.44
New York	22	4,168,245	10.65	189,466	617	69.14
Texas	44	3,523,299	9.00	80,075	582	75.95
New Jersey	8	627,567	1.60	78,446	613	54.77
Georgia	19	1,830,065	4.68	96,319	552	72.77
Virginia	1	98,347	0.25	98,347	623	76.00
Alabama	3	148,490	0.38	49,497	554	80.11
Arizona	22	1,917,060	4.90	87,139	577	79.21
Colorado	6	1,060,045	2.71	176,674	619	67.27
Connecticut	5	1,160,628	2.97	232,126	752	70.37
Delaware	1	365,702	0.93	365,702	809	61.00
Idaho	2	201,525	0.51	100,762	509	86.00
Illinois	10	842,169	2.15	84,217	598	77.90
Indiana	8	483,858	1.24	60,482	563	76.26
Kentucky	1	55,266	0.14	55,266	763	17.00
Louisiana	5	533,237	1.36	106,647	580	77.05
Massachusetts	2	349,216	0.89	174,608	641	69.65
Maryland	2	210,837	0.54	105,419	643	85.90
Michigan	17	1,514,592	3.87	89,094	556	68.01
Minnesota	1	191,032	0.49	191,032	558	90.00
Missouri	6	468,788	1.20	78,131	559	78.28
Mississippi	2	184,970	0.47	92,485	515	76.00
Montana	1	82,692	0.21	82,692	615	81.00
North Carolina	11	932,456	2.38	84,769	582	73.67
North Dakota	1	168,634	0.43	168,634	535	65.00
Nebraska	2	93,876	0.24	46,938	587	79.69
New Hampshire	1	50,889	0.13	50,889	580	71.00
New Mexico	6	672,674	1.72	112,112	628	65.89
Nevada	4	524,240	1.34	131,060	631	76.70
Ohio	15	1,014,132	2.59	67,609	554	78.39
Oklahoma	4	173,868	0.44	43,467	567	83.85
Oregon	6	521,177	1.33	86,863	603	63.71
Pennsylvania	11	744,380	1.90	67,671	572	68.31
South Carolina	4	458,069	1.17	114,517	614	74.47
Tennessee	8	531,632	1.36	66,454	630	78.07
Utah	8	779,540	1.99	97,442	613	70.70
Vermont	1	173,244	0.44	173,244	482	80.00
Washington	4	1,369,049	3.50	342,262	697	67.94
Wisconsin	6	338,567	0.87	56,428	562	78.52
Wyoming	1	53,162	0.14	53,162	514	76.00
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

This Information was prepared by Residential Funding Securities Corporation in its capacity as underwriter. This information should be considered only after reading the Statement Regarding Assumptions as to Securities, Pricing Estimates and Other Information, which should be attached. Do not use or rely on this information if you have not received and reviewed this Statement. You may obtain a copy of the Statement from your sales representative.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Loan Purpose of the Group V Loans

Loan Purpose	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Purchase	193	$19,754,178	50.47%	$102,353	603	75.10%
Rate/Term Refinance	91	11,489,243	29.36	126,255	631	66.21
Equity Refinance	77	7,893,643	20.17	102,515	587	68.54
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Occupancy Type of the Group V Loans

Occupancy Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Primary Residence	199	$26,343,240	67.31%	$132,378	606	69.12%
Second/Vacation	30	3,209,155	8.20	106,972	677	70.14
Non-Owner Occupied	132	9,584,669	24.49	72,611	593	77.12
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Mortgaged Property Types of the Group V Loans

Property Type	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Single-family detached	226	$24,069,345	61.50%	$106,502	608	69.91%
Townhouse	3	300,965	0.77	100,322	564	82.62
Condo Low-Rise (Less than 5 stories)	22	1,377,339	3.52	62,606	583	74.08
Condo High-Rise (9 stories or more)	4	613,247	1.57	153,312	667	67.91
Manufactured Home	8	670,780	1.71	83,848	669	60.79
Planned Unit Developments (detached)	39	5,573,189	14.24	142,902	625	69.71
Single Family Dwelling (Two-to-Four Units)	50	5,808,249	14.84	116,165	582	78.34
Planned Unit Development (Attached)	9	723,950	1.85	80,439	642	68.62
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Seasoning of the Group V Loans

Seasoning in Months	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
25 to 36	3	$730,534	1.87%	$243,511	784	47.49%
37 to 48	13	1,399,616	3.58	107,663	545	77.16
49 to 60	13	1,548,041	3.96	119,080	542	80.71
61 to 72	178	17,079,828	43.64	95,954	595	74.87
73 to 84	109	10,006,326	25.57	91,801	611	73.63
85 to 96	9	843,748	2.16	93,750	577	62.32
97 to 108	15	2,488,764	6.36	165,918	570	65.55
109 to 120	3	599,434	1.53	199,811	547	68.37
121 to 132	15	3,818,424	9.76	254,562	719	54.85
133 to 144	1	216,159	0.55	216,159	586	64.00
greater than 145	2	406,190	1.04	203,095	508	54.37
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Mortgage Loan Documentation Types of the Group V Loans

Documentation	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
Full Documentation	240	$24,208,570	61.86%	$100,869	602	75.39%
Reduced Documentation	121	14,928,493	38.14	123,376	617	64.32
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**

Prepayment Penalty Terms of the Group V Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	% of Principal Balance	Average Principal Balance	Weighted Average Credit Score	Weighted Average Current LTV
None	361	$39,137,064	100.00%	$108,413	608	71.17%
Total:	**361**	**$39,137,064**	**100.00%**	**$108,413**	**608**	**71.17%**